FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of August 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          an announcement regarding 2020 interim results of Huaneng Power International, Inc. (the "Registrant"); and

2.          an announcement regarding special report on the deposit and the actual use of proceeds in the first half of 2020 of the Registrant;

Each made by the Registrant on August 19, 2020;

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

2020 Interim Results Announcement

Consolidated operating revenue:	RMB79.127 billion

Net profit attributable to equity holders of the Company:	RMB5.441 billion

Earnings per share:	RMB0.30

INTERIM RESULTS

The Board of Directors of Huaneng Power International, Inc. (the “Company”) announces the unaudited operating results for the six months ended 30 June 2020 and a comparison with the operating results for the same period of last year. For the six months ended 30 June 2020, the Company and its subsidiaries recorded consolidated operating revenue of RMB79.127 billion, representing a decrease of 5.35% compared to the same period of last year. The net profit attributable to equity holders of the Company was RMB5.441 billion, representing an increase of 58.10% compared to the same period of last year. The earnings per share was RMB0.30. The net asset (excluding equity interests attributable to minority shareholders) per share was RMB5.46.

Please refer to the unaudited financial information below for details of the operating results.

BUSINESS REVIEW FOR THE FIRST HALF OF THE YEAR

In the first half of the year, the Company firmly focused on the production and operation, reform and development as well as the annual work plan, made every effort to cope with the outbreak of COVID-19 epidemic, actively promoted the resumption of work and production, seized the market opportunities, implemented each project, thus achieved the major production and operating performance targets, laying a solid foundation for the comprehensive and high-quality completion of the goals and tasks of the year.

1.	Power Generation

In the first half of the year, the Company’s total power generation by the power plants within China on consolidated basis amounted to 179.650 billion kWh, representing a decrease of 8.05% over the same period last year. Total electricity sold by the Company amounted to 172.125 billion kWh, representing a decrease of 6.98% over the same period last year. The utilisation hours reached 1,718 hours, representing a decrease of 182 hours over the same period last year.

The decrease in the Company’s power generation was mainly attributable to: 1. affected by the epidemic in the first quarter, the national economic growth slowed down, and the Company’s power generation decreased significantly year-on-year; 2. since the second quarter, the domestic epidemic situation has been effectively controlled, and the progress of resumption of production in various industries has accelerated. The Company seized the opportunity to actively strive for planned power, and at the same time strengthened power supervision, reduced unit backup, and increased effective generation, realizing a positive year-on-year growth of the Company’s power generation in the second quarter, and narrowing the decline in power in the first quarter.

2.	Cost Control

In the first half of the year, due to COVID-19 outbreak, safety inspection, shortage of hydro-power generation and other factors, the price pivot has generally moved downward despite the significant fluctuation in the coal prices. In the first half of the year, the CCI5500 index which reflected the price level of thermal coal at ports around the Bohai Rim region averaged at RMB540/tonne, representing a decrease of RMB70/tonne compared to the same period last year. The Company scientifically researched and judged the market trend, flexibly adjusted its procurement strategy and played a supplementary supply role for imported coal, resulting in an overall stable coal supply and a significant decrease in the unit price of standard coal purchase compared to the same period last year. The unit fuel cost of the Company’s domestic power plants throughout the year incurred for sales of power was RMB206.51/MWh, representing a decrease of 7.73% compared to the same period last year.

3.	Energy Conservation and Environmental Protection

In the first half of the year, the Company made steady progress in implementing the three-year action plan for safety production special rectification, wastewater treatment in key areas and closure of coal plants, which resulted in the continuous improvement of the safety, economic and environmental protection operation of power generation units and continuing to maintain the Company’s leading position in the industry in terms of pollutant emission concentration and energy-consumption index. The average emissions of sulfur dioxide, nitrogen oxides and soot from thermal generating units were all superior to the ultra-low emission standard.

4.	Project Development and Construction

In the first half of the year, the Company proceeded smoothly in the construction of power generation projects. The capacity of the commissioned units was 1,438.42 MW, including gas turbine generation units with a capacity of 472.52 MW, wind generation units with a capacity of 480 MW and photovoltaic generation units with a capacity of 485.9 MW. In the meantime, some of the power plants invested or controlled by the Company underwent changes in capacity. As of 30 June 2020, the Company had a controlled generation capacity of 108,111 MW and an equity-based generation capacity of 94,878 MW. The proportion of the installed capacity of clean energy sources (gas turbine, hydro, wind, photovoltaic and biomass power generation) reached 18.16%.

5.	Singapore Business

In the first half of the year, the accumulated power generation of Tuas Power Ltd. (“Tuas Power”), a wholly-owned subsidiary of the Company in Singapore, accounted for a market share of 21.5%, representing an increase of 1.0 percentage point compared to the same period last year. The sales revenue was RMB5.633 billion, representing a decrease of 11.84% compared with RMB6.39 billion of the same period last year. The net profit attributable to the equity holders of the Company from its operations in Singapore was RMB25 million.

6.	Pakistan Business

The Sahiwal 2×660MW coal-fired power plant project in Pakistan is one of the projects which was given priority for implementation under the framework of the China-Pakistan Economic Corridor Energy Project Implementation Agreement. It is the first large-scale coal-fired power plant put into operation in the China-Pakistan Economic Corridor. It greatly eased the power shortage in Pakistan. In the first half of the year, the Pakistan project recorded profit before tax of RMB347 million.

PROSPECT FOR THE SECOND HALF OF 2020

Currently, China’s economy has shown a momentum of recovery growth and gradually returned to stability, which fully demonstrate the strong resilience and ample room for manoeuvers of Chinese economy. Meanwhile, with the spread of the epidemic globally and the increasing complexity of the international situation, it has a greater impact on Chinese economic and social development and brings uncertainty to the growth of electricity generation and consumption. In the second half of the year, the Company will follow the general principle of making progress while maintaining stability, adhere to the new development idea and promote better coordination in epidemic prevention and control as well as economic and social development. The Company will adhere closely to the general direction of supply-side structural reform as the main line, strive to deepen reform and opening-up, firmly grasp the strategic base of expanding domestic demands, promote the high quality economic development and maintain overall social stability, making every efforts to achieve this year’s economic and social development goals and tasks. Based on the work in the first half of the year, the Company will continue to take various effective measures to deal with various risk challenges and complete work tasks of the whole year in relation to risk prevention and control, quality and efficiency improvement, green development, technological innovation, deepening reform, corporate culture construction, etc.

In terms of the power market, the national electricity reform will be accelerated, the general industrial and commercial electricity prices will be fully opened up, the responsibility for renewable energy consumption will be implemented, and the promotion of spot pilot projects will be accelerated in the second half of the year. The Company will continue to adapt to the changes in the market and anticipate the dynamics of the reforms in national economy and power market system, actively participate in the construction of power market in China and the places where the Company operated, timely adjust the operation strategies and exert its own advantages to consolidate and expand the market shares. Meanwhile, the Company will uplift the capability of responding to the market and manage market risks, and strengthen the Company’s core competitiveness.

In terms of the coal market, on the demand side, the resilience of hydro-power output increased, the installation of new energy continued to grow rapidly, and thermal power generation further squeezed by clean energy generation, resulting in certain suppression on the demand for thermal coal. On the supply side, driven by the policy of increasing production and supply from relevant national ministries and commissions, coal production organizations were strengthened in various regions and supply would remain steady growth. In addition, environmental protection and safety production standards of domestic coal mines have been greatly improved, and the impact of various inspections on the normal production of coal mines has gradually weakened, and the domestic coal supply would be in a relatively sufficient state. In general, the coal market will maintain a balance between supply and demand in the second half of the year, and the thermal coal price are expected to remain relatively stable with a narrow range of fluctuation. The Company will continue to intensify its efforts to develop new resources, and will strive for railway capacity support for transportation. We will also strive to ensure the performance of the long-term cooperation contracts and full delivery of coal supplies and onsite procurement thereunder, optimize imported coal and firmly control the fuel procurement cost.

In terms of the capital market, in the first half of the year, in response to the epidemic, the Central Bank comprehensively adopted a variety of monetary policy tools, stepped up counter-cyclical adjustment, lowered interest rates in the financial market, and the capital market was generally loose. The current economic situation is still severe and complex, with great instability and uncertainty. In the second half of the year, the monetary policy will be more flexible, moderate and precise, maintaining the rational growth of money supply and social financing scale, and reducing the comprehensive financing cost significantly. The Company expects that the capital market will continue to maintain a “moderately loose”, and will pay close attention to the capital market, actively manage and prevent risks and reduce capital costs.

In the second half of the year, the Company will hold on to the safety bottom line, focus on preventing fatal and equipment accidents, so as to ensure the safety of infrastructure, production, flood control, and epidemic prevention; go all out to achieve the annual operating tasks, focus on improving quality and efficiency, and continue to reduce financial costs, emphasize improving quality and efficiency of the equity participating enterprises, focus on enhancing the operating performance of Tuas Power, and strive to achieve the annual goal of “resolving stagnant enterprises and enterprises with difficulties”; do its best to push forward transformation development, promote the construction of regional renewable energy, and emphasize the Company’s “Fourteen Five-Year” development planning; do its best to push forward technological innovation, making a greater breakthroughs for some key and difficult science and technical projects and increase the research and development investment; do its best to deepen internal reform and continuously improve the corporate governance system; do its best to develop corporate culture, and continue to bring long-term, stable and increasing returns to the shareholders of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(Prepared under International Financial Reporting Standards (“IFRS”))

General

Based on preliminary statistics of the Company, for the second quarter of 2020, the Company’s total power generation by power plants within China on consolidated basis amounted to 94.949 billion kWh, representing an increase of 3.73% over the same period last year. Total electricity sold by the Company amounted to 91.473 billion kWh, representing an increase of 5.41% over the same period last year. For the first half of 2020, the Company’s total power generation by the power plants within China on consolidated basis amounted to 179.650 billion kWh, representing a decrease of 8.05% over the same period last year. Total electricity sold by the Company amounted to 172.125 billion kWh, representing a decrease of 6.98% over the same period last year. For the first half of 2020, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB416.65 per MWh, representing a decrease of 0.68% over the same period last year. For the first half of 2020, the Company’s market based electricity sold amounted to 84.06 billion kwh, with a ratio of 49.89% comparing to the corresponding total electricity sold, representing an increase of 2.84 percentage points over the same period last year.

The decrease in the Company’s power generation was mainly attributable to:

1.	Affected by the epidemic in the first quarter, the national economic growth slowed down, and the Company’s power generation decreased significantly year-on-year; and

2.
Since the second quarter, the domestic epidemic situation has been effectively controlled, and the progress of resumption of production in various industries has accelerated. The Company seized the opportunity to actively strive for planned power, and at the same time strengthened power supervision, reduced unit backup, and increased effective generation, realizing a positive year-on-year growth of the Company’s power generation in the second quarter, and narrowing the decline in power in the first quarter.

The power generations (in billion kWh) of the Company, by regions, are listed below:

	Power Generation				Electricity Sold
Region	April to June 2020	Change	January to June 2020	Change	April to June 2020	Change	January to June 2020	Change

Heilongjiang Province	3.745	0.27%	6.776	0.84%	3.555	3.53%	6.329	1.83%
Coal-fired	3.422	1.00%	6.135	1.98%	3.214	3.85%	5.703	3.13%
Wind-power	0.286	-7.47%	0.569	-9.85%	0.303	0.63%	0.558	-9.31%
PV	0.037	-1.84%	0.072	-0.63%	0.037	0.31%	0.069	-2.76%
Jilin Province	2.859	1.65%	5.222	4.97%	2.700	1.49%	4.917	4.82%
Coal-fired	2.443	1.37%	4.468	6.03%	2.308	1.60%	4.206	6.31%
Wind-power	0.303	-2.45%	0.567	-3.96%	0.286	-5.69%	0.536	-6.82%
Hydro-power	0.033	64.79%	0.042	55.35%	0.032	66.81%	0.041	56.35%
PV	0.016	-3.75%	0.032	0.38%	0.016	-4.26%	0.032	-0.86%
Biomass power	0.064	15.65%	0.113	1.18%	0.057	16.92%	0.102	1.04%
Liaoning Province	4.058	-6.04%	8.184	-6.53%	3.801	-5.91%	7.597	-6.69%
Coal-fired	3.890	-6.39%	7.866	-6.87%	3.634	-9.86%	7.282	-7.06%
Wind-power	0.109	-5.22%	0.212	2.13%	0.108	-5.58%	0.211	1.94%
Hydro-power	0.012	1,147.31%	0.020	40.42%	0.012	1,152.77%	0.019	40.58%
PV	0.047	-1.99%	0.086	-1.19%	0.046	-1.74%	0.084	-0.87%
Inner Mongolia	0.059	-10.42%	0.107	-5.71%	0.059	-10.63%	0.106	-5.45%
Wind-power	0.059	-10.42%	0.107	-5.71%	0.059	-10.63%	0.106	-5.45%
Hebei Province	3.086	-6.87%	5.618	-15.96%	2.884	-7.18%	5.238	-16.46%
Coal-fired	2.953	-8.94%	5.346	-18.42%	2.753	-9.38%	4.975	-18.99%
Wind-power	0.118	113.73%	0.242	132.51%	0.116	116.51%	0.234	129.85%
PV	0.016	-1.00%	0.030	7.09%	0.016	-3.43%	0.029	7.68%
Gansu Province	3.371	73.49%	7.339	26.36%	3.212	74.20%	6.988	26.66%
Coal-fired	2.667	90.62%	6.106	27.40%	2.516	91.83%	5.776	27.63%
Wind-power	0.704	29.44%	1.233	21.60%	0.696	30.74%	1.212	22.22%
Ningxia	0.008	15.52%	0.013	5.27%	0.008	15.91%	0.012	8.78%
PV	0.008	15.52%	0.013	5.27%	0.008	15.91%	0.012	8.78%
Beijing	2.038	37.81%	4.098	11.30%	1.987	38.72%	3.900	12.11%
Coal-fired	0.00	–	0.709	8.03%	0.00	–	0.625	7.62%
Combined Cycle	2.038	37.81%	3.389	12.01%	1.987	38.72%	3.275	13.01%
Tianjin	1.100	-19.91%	3.052	-4.68%	1.035	-20.12%	2.860	-4.89%
Coal-fired	0.937	-12.56%	2.358	-3.59%	0.876	-12.52%	2.187	-3.85%
Combined Cycle	0.161	-46.22%	0.692	-8.32%	0.157	-46.18%	0.671	-8.15%

	Power Generation				Electricity Sold
Region	April to June 2020	Change	January to June 2020	Change	April to June 2020	Change	January to June 2020	Change

PV	0.001	-8.62%	0.002	-17.71%	0.001	-4.18%	0.002	-4.23%
Shanxi Province	1.843	-15.11%	4.617	-11.61%	1.702	-15.26%	4.299	-11.87%
Coal-fired	1.637	-23.54%	3.163	-20.64%	1.499	-24.24%	2.891	-21.26%
Combined Cycle	0.042	596.29%	1.233	3.08%	0.041	560.71%	1.200	3.08%
PV	0.164	584.50%	0.221	426.39%	0.162	582.96%	0.208	395.37%
*Shandong Province	15.811	-24.33%	33.029	-22.67%	16.007	-19.10%	32.868	-18.51%
Coal-fired	15.460	-24.66%	32.402	-22.92%	15.607	-19.62%	32.197	-18.85%
Wind-power	0.229	-7.26%	0.420	-7.66%	0.217	-10.55%	0.404	-8.51%
PV	0.162	26.23%	0.272	24.23%	0.183	42.71%	0.267	22.79%
Henan Province	5.569	16.96%	9.630	-10.79%	5.232	16.86%	9.039	-10.97%
Coal-fired	4.912	10.05%	8.752	-15.52%	4.614	10.04%	8.212	-15.62%
Combined Cycle	0.364	146.22%	0.396	112.97%	0.356	146.74%	0.387	113.37%
Wind-power	0.285	101.93%	0.469	98.56%	0.255	92.67%	0.427	89.19%
PV	0.007	-1.15%	0.013	-2.84%	0.007	-7.32%	0.013	-0.88%
Jiangsu Province	8.872	1.20%	17.008	-12.11%	8.379	0.94%	16.110	-12.16%
Coal-fired	7.304	2.34%	13.903	-15.88%	6.886	2.62%	13.115	-15.81%
Combined Cycle	0.874	-26.24%	1.761	-11.79%	0.857	-26.29%	1.729	-11.80%
Wind-power	0.659	60.78%	1.285	66.69%	0.604	53.01%	1.210	62.08%
PV	0.034	-1.65%	0.058	2.35%	0.033	-3.20%	0.057	0.93%
Shanghai	4.070	21.49%	7.993	-9.46%	3.836	21.40%	7.542	-9.75%
Coal-fired	3.848	29.14%	7.294	-5.83%	3.620	29.31%	6.861	-6.02%
Combined Cycle	0.221	-40.15%	0.699	-35.43%	0.216	-40.11%	0.681	-35.51%
PV	0.00017	–	0.00017	–	–	–	–	–
Chongqing	2.270	-2.68%	4.415	-15.14%	2.111	-2.54%	4.117	-15.05%
Coal-fired	1.905	-3.00%	3.681	-18.45%	1.755	-2.82%	3.402	-18.51%
Combined Cycle	0.305	3.12%	0.625	8.86%	0.297	3.04%	0.609	8.81%
Wind-power	0.060	-17.72%	0.109	-5.03%	0.058	-17.89%	0.106	-5.37%
Zhejiang Province	7.118	22.10%	11.754	-2.32%	6.840	22.29%	11.269	-2.43%
Coal-fired	6.915	21.17%	11.489	-2.81%	6.641	21.35%	11.009	-2.94%
Combined Cycle	0.186	78.73%	0.237	29.72%	0.182	77.85%	0.232	29.63%
PV	0.017	-10.09%	0.028	-3.20%	0.017	-8.19%	0.028	-2.16%
Hubei Province	3.795	-6.45%	7.361	-24.18%	3.557	-6.68%	6.910	-24.41%
Coal-fired	3.560	-6.72%	6.907	-25.81%	3.326	-6.98%	6.466	-26.11%

	Power Generation				Electricity Sold
Region	April to June 2020	Change	January to June 2020	Change	April to June 2020	Change	January to June 2020	Change

Wind-power	0.150	-4.82%	0.307	9.15%	0.148	-4.87%	0.302	9.12%
Hydro-power	0.078	3.28%	0.136	26.70%	0.076	2.77%	0.131	26.31%
PV	0.007	12.74%	0.011	11.64%	0.007	9.82%	0.011	11.99%
Hunan Province	2.482	22.75%	4.670	-6.04%	2.324	23.47%	4.361	-6.26%
Coal-fired	2.180	24.30%	4.097	-6.83%	2.026	25.19%	3.802	-6.93%
Wind-power	0.174	30.96%	0.336	3.50%	0.172	30.57%	0.326	1.13%
Hydro-power	0.114	-9.50%	0.215	-9.15%	0.112	-9.75%	0.212	-9.16%
PV	0.014	71.96%	0.021	92.00%	0.013	77.36%	0.021	87.46%
Jiangxi Province	4.708	15.75%	9.001	-2.82%	4.495	15.72%	8.607	-2.90%
Coal-fired	4.416	12.23%	8.489	-5.39%	4.214	12.24%	8.112	-5.46%
Wind-power	0.234	77.40%	0.438	50.97%	0.230	77.82%	0.430	50.74%
PV	0.057	–	0.075	–	0.050	–	0.066	–
Auhui Province	1.274	-7.48%	2.514	-16.18%	1.212	-7.17%	2.400	-16.13%
Coal-fired	1.184	-6.88%	2.348	-16.40%	1.123	-6.56%	2.235	-16.36%
Wind-power	0.073	5.57%	0.149	4.80%	0.072	6.18%	0.148	4.87%
Hydro-power	0.017	-53.90%	0.017	-65.43%	0.017	-53.43%	0.017	-65.19%
*Fujian Province	3.082	33.07%	5.352	19.60%	3.808	46.40%	6.272	28.74%
*Coal-fired	3.079	33.10%	5.346	19.61%	3.805	46.44%	6.266	28.76%
PV	0.003	15.32%	0.006	17.60%	0.003	11.03%	0.006	16.71%
Guangdong Province	6.856	22.00%	10.231	-3.78%	6.391	19.06%	9.618	-5.49%
Coal-fired	6.640	18.26%	10.011	-5.77%	6.358	18.56%	9.580	-5.78%
Combined Cycle	0.210	–	0.210	–	0.027	–	0.027	–
PV	0.006	18.33%	0.011	20.63%	0.006	19.95%	0.011	17.68%
Guangxi	0.169	64.16%	0.289	72.06%	0.163	65.51%	0.278	76.05%
Combined Cycle	0.115	57.93%	0.184	53.60%	0.111	60.07%	0.177	54.01%
Wind-power	0.054	79.31%	0.105	122.87%	0.052	78.40%	0.101	134.55%
Yunnan Province	2.951	211.57%	4.618	131.61%	2.727	215.09%	4.262	131.49%
Coal-fired	2.815	252.79%	4.278	169.41%	2.595	259.85%	3.930	171.74%
Wind-power	0.135	-4.43%	0.337	-15.41%	0.131	-3.97%	0.328	-15.27%
Hydro-power	0.001	-93.22%	0.004	-56.18%	0.001	-93.24%	0.003	-56.46%
Guizhou Province	0.077	66.43%	0.166	16.84%	0.075	64.79%	0.157	12.44%
Wind-power	0.051	11.51%	0.134	-5.65%	0.051	11.11%	0.132	-5.51%
PV	0.025	–	0.032	–	0.024	–	0.025	–

	Power Generation				Electricity Sold
Region	April to June 2020	Change	January to June 2020	Change	April to June 2020	Change	January to June 2020	Change

Hainan Province	3.638	-4.91%	6.527	-5.74%	3.376	-4.63%	6.069	-5.52%
Coal-fired	3.503	-5.65%	6.302	-6.66%	3.244	-5.39%	5.849	-6.47%
Combined Cycle	0.074	312.15%	0.107	409.71%	0.072	303.09%	0.104	418.35%
Wind-power	0.021	16.64%	0.048	3.74%	0.021	15.45%	0.047	3.66%
Hydro-power	0.010	-77.87%	0.018	-67.41%	0.010	-78.36%	0.017	-67.78%
PV	0.030	-1.23%	0.053	3.27%	0.029	-0.08%	0.052	2.92%
Total	94.949	3.73%	179.650	-8.05%	91.473	5.41%	172.125	-6.98%

*
According to the requirements of relevant policies, as Huaneng Shandong Bajiao Power Plant & Huaneng Fujian Luoyuan Power Plant (which is owned by the Company) acts as an emergency backup power source, the scope of statistics has not included its coal-fired installed capacity nor its volume of power generation. Since those power plants began to generate power revenue, the Company’s electricity sales in Shandong Province & Fujian Province was greater than the power generation.

For the first half of 2020, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 21.6% in Singapore, representing an increase of 1.6 percentage point compared to the same period of last year. The accumulated power generation for the first half year accounted for a market share of 21.5%, representing an increase of 1.0 percentage point compared to the same period of last year.

For the first half of 2020, the net profit attributable to equity holders of the Company was RMB5.441 billion, representing an increase of 58.10% over RMB3.442 billion for the same period last year. The net profit attributable to equity holders of the Company from domestic operations was RMB5.281 billion, representing an increase of 48.89%over the same period last year. The increase was primarily attributable to decline in fuel prices. The net profit attributable to equity holders of the Company from its operations in Singapore was RMB25million. The net profit attributable to equity holders of the Company from its operations in Pakistan was RMB135 million.

1.	Operating revenue and tax and levies on operations

Operating revenue mainly consists of revenue from electricity sold. For the first half of 2020, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB79.127 billion, representing a decrease of 5.35% from RMB83.603 billion for the same period last year. The operating revenue from domestic operations of the Company decreased by RMB3.350 billion over the same period of last year, while the operating revenue generated from newly acquired entities and newly operated generating units was RMB1.354 billion.

The operating revenue from the operations of the Company in Singapore decreased by RMB0.757 billion over the same period of last year. The operating revenue from the operations of the Company in Pakistan was RMB2.148 billion.

Tax and levies on operations mainly consist of surcharges of value-added tax. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the first half of 2020, the tax and levies on operations of the Company and its subsidiaries were RMB0.887 billion, representing a decrease of RMB37 million from RMB0.924 billion for the same period of last year.

2.	Operating expenses

For the first half of 2020, the total operating expenses of the Company and its subsidiaries was RMB65.812 billion, representing a decrease of 8.85% from the same period last year. The operating expenses in domestic operations of the Company decreased by RMB4.960 billion, or 7.75%, from the same period last year, which was primarily attributable to decline of fuel price, while the operating expenses of the newly acquired entities and newly operated untities were RMB0.641 billion.

The operating expenses from the operations in Singapore decreased by RMB1.031 billion, or 16.05%, from the same period last year. The operating expenses from the operations in Pakistan was RMB1.393 billion.

2.1	Fuel costs

Fuel costs account for the majority of the operating expenses for the Company and its subsidiaries. For the first half of 2020, fuel costs of the Company and its subsidiaries decreased by 13.71 percentage point to RMB40.831 billion. The fuel costs from domestic operations of the Company and its subsidiaries decreased by RMB5.812 billion, which was primarily attributable to the decline of fuel price. The fuel costs of the newly acquired entities and new generating units were RMB0.301 billion. Fuel costs in Singapore decreased by RMB675 million from the same period last year.

2.2	Depreciation

For the first half of 2020, depreciation expenses of the Company and its subsidiaries increased by RMB151 million to RMB10.843 billion from the same period last year. The depreciation expenses of domestic operations increased by RMB0.129 billion compared to the same period last year, of which the depreciation costs incurred by the newly acquired entities and new generating units was RMB240 million. The depreciation expenses of the operations in Singapore increased by RMB21 million compared to the same time last year.

2.3	Labor

Labor costs consist of salaries to employees and contributions payable for employees’ housing funds, medical insurance, pension and unemployment insurance, as well as training costs. For the first half of 2020, the labor costs of the Company and its subsidiaries amounted to RMB5.566 billion, representing an increase of RMB637 million from RMB4.929 billion for same period last year.

2.4	Maintenance

For the first half of 2020, the maintenance expenses of the Company and its subsidiaries amounted to RMB1.647 billion, representing a decrease of RMB48 million from RMB1.695 billion for the same period last year. The maintenance expenses of the Company’s domestic operations decreased by RMB37 million compared to the same period last year. The maintenance expenses of operations in Singapore decreased by RMB11 million compared to the same period last year.

2.5	Other operating expenses (including electricity power purchase costs)

Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, Tuas Power’s electricity power purchase costs, impairment losses, government subsidies and net losses on disposal of properties, plant and equipment. For the first half of 2020, other operating expenses of the Company and its subsidiaries was RMB6.925 billion, representing a decrease of RMB644 million from RMB7.569 billion for the same period last year. The other operating expenses from the Company’s domestic operations increased by RMB126 million. Other operating expenses of the newly acquired entities and new generating units were RMB39 million. Other operating expenses of the operations in Singapore decreased by RMB368 million compared to the same period last year. Other operating expenses of the operations in Pakistan was RMB1.384 billion, representing a decrease of RMB402 million compared to the same period last year..

3.	Financial expenses, net

The consolidated net financial expenses of the Company and its subsidiaries for the first half of 2020 amounted to RMB4.934 billion, representing a decrease of RMB0.689 billion from RMB5.623 billion for the same period last year, which is mainly due to the decrease of borrowings. The financial expenses of domestic operations decreased by RMB0.542 billion, of which RMB0.166 billion is attributable to newly operated generating units. The financial expenses of the Company’s operations in Singapore decreased by RMB89 million. The financial expenses of the Company’s operations in Pakistan was RMB431 million.

4.	Share of profits less losses of associates and joint ventures

The share of profits less losses of associates and joint ventures of the Company and its subsidiaries for the first half of 2020 was RMB1.049 billion, representing an increase of RMB310 million from RMB739 million for the same period last year. This was mainly attributable to increased profits of the associates and joint ventures of the Company, including Shenzhen Energy.

5.	Income tax expenses

For the first half of 2020, the Company and its subsidiaries registered consolidated income tax expenses of RMB1.895 billion, representing an increase of RMB0.548 billion from RMB1.347 billion for the same period last year. The income tax expenses for the domestic operations increased by RMB0.490 billion over the same period last year mainly due to the increased profitability of domestic operations during the period.

6.	Profit/loss attributable to equity holders of the Company

The net profit attributable to equity holders of the Company for the first half of 2020 amounted to RMB5.441 billion, representing an increase of 58.10% over RMB3.442 billion for the same period last year. The net profit attributable to equity holders of the Company from its domestic operations was RMB5.281 billion, representing an increase of 48.89% over the same period last year. The increase is mainly due to decline in fuel prices. The net profit attributable to equity holders of the Company from its operations in Singapore was RMB25 million. The net profit attributable to equity holders of the Company from its operations in Pakistan was RMB135 million

7.	Comparison of financial positions

As of June 30, 2020, consolidated total assets of the Company and its subsidiaries were RMB439.352 billion, representing an increase of 2.59% from RMB428.250 billion as of December 31, 2019. Total liabilities amounted to RMB289.324 billion, representing a decrease of 2.87% from RMB297.871 billion as at the end of 2019. The gearing ratio was 65.85%.

8.	Major financial position ratios

Calculation formula of the financial ratios:

Ratio of liabilities to shareholders’ equity = balance of liabilities at the end of the period/balance of shareholders’ equity (excluding non-controlling interests) at the end of the period

Current ratio = balance of the current assets at the end of the period/balance of current liabilities at the end of the period

Quick ratio = (balance of current assets at the end of the period – net amounts of inventories at the end of the period)/balance of current liabilities at the end of the period

Multiples of interest earned = (profit before tax + interest expenses)/interest expenditure (including capitalized interest)

	The Company and its subsidiaries
Item	As of June 30, 2020	As of December 31, 2019

Ratio of liabilities to shareholders’ equity	2.27	2.74
Current ratio	0.48	0.43
Quick ratio	0.43	0.37

Item	For the six months ended June 30, 2020	For the six months ended June 30, 2019

Multiples of interest earned	2.51	1.95

The ratio of liabilities to owner’s equity decreased compared with the beginning of the year, mainly due to the increase in the company’s owner’s equity. The current ratio and the quick ratio increased from the beginning of the year, mainly due to the decrease in short-term interest-bearing debts of the company, which led to an decrease in current liabilities. Multiples of interest earned has increased compared to the same period of last year, mainly due to the increase in profit before tax.

As of June 30, 2020, the Company and its subsidiaries had net current liabilities of RMB70.183 billion. Based on the successful financing history of the Company, the undrawn banking facilities available to the Company and its good credit rating, the Company believes it would be able to meet its liabilities as and when they fall due and secure the funds required for operations.

II.	Liquidity and Cash Resources

1.	Liquidity

	For the six months ended June 30, 2020	For the six months ended June 30, 2019	Change
	(RMB in 100 Million)	(RMB in 100 Million)	(%)

Net cash from operating activities	158.36	167.39	(5)
Net cash used in investing activities	(158.45)	(100.02)	58
Net cash from/(used in) financing activities	26.89	(91.53)	(129)
Effect of exchange rate fluctuations on cash held	(2.15)	(0.46)	370
Net increase in cash and cash equivalent	24.65	(24.62)	(200)
Cash and cash equivalent at beginning of the reporting period	124.43	154.18	(19)
Cash and cash equivalent at the end of the reporting period	149.09	129.56	15

The net cash provided by operating activities of the Company for the first half of 2020 was RMB15.836 billion, representing an decrease of 5% over the same period last year, which mainly due to the fact that electricity generation has declined in comparison to the same period last year, and the settlement scale of bills has increased this year, which results in a decrease of cash received from product selling and labor services by 10 percent.

Net cash used in investing activities of the Company was RMB15.845 billion, representing An increase of 58% from the same period last year, which was mainly due to increased capital expenditure on renewable energy projects.

The financing activities of the Company were principally debt financings. For the first half of 2020, the Company drew down new loans of RMB85.075 billion, issued super short-term notes of RMB8 billion and long-term bonds of RMB4.218 billion, and repaid loans of RMB90.971 billion, super short-term bonds of RMB15 billion and long-term bonds of RMB0 billion upon maturity.

As of 30 June 2020, cash and cash equivalents of the Company and its subsidiaries denominated in RMB and Singapore dollar, U.S. dollar, Japanese Yen and Pakistan Pupee, each of which is measured at RMB equivalent, were RMB12.709 billion, RMB1.594 billion, RMB0.130 billion, RMB0.3279 million and RMB0.475 billion, respectively.

2.	Capital expenditure and cash resources

2.1	Capital expenditure for infrastructure construction and renovation projects

The capital expenditure for construction and renovation projects of the Company for the first half of 2020 was RMB14.328 billion, including RMB1.649 billion for Liaoning Clean Energy, RMB1.349 billion for Puyang Clean Energy, RMB1.146 billion for Shengdong Rudong Offshore Wind, RMB1.092 billion for Shanxi Integrated Energy, RMB844 million for Pinghu Offshore Wind, RMB760 million for Mengcheng Wind, RMB629 million for Guanyun Clean Energy, RMB562 million for Ruijin Power, RMB452 million for Sheyang New Energy, RMB418 million for Shandong Power Generation, RMB398 million Jiangyin Turbine Engine, RMB389 million for Jilin Power Generation, RMB360 million for Anyang Energy, RMB312 million for Sihong New Energy, RMB254 million for Heilongjiang Power Generation, RMB205 million for Guigang Clean Energy, RMB196 million for Dongguan Turbine Engine and Co-generation, RMB194 million for Lianping Wind Power, RMB187 million for Dalian Thermal Power, RMB165 million for Guanling New Energy, RMB162 million for Diandong Energy, RMB159 million for Xayi Wind Power, RMB142 million for Shidongkou First Plant, and RMB133 million for Diandong Yuwang. The infrastructure and renovation expenditure of other units was RMB2.172 billion.

The above capital expenditures are sourced mainly from internal capital, cash flows provided by operating activities, and debt financing. The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve project planning process on a commercially viable basis. The Company will also actively develop new projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal capital, cash flows provided by operating activities, and debt and equity financing.

2.2	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition costs primarily from internal capital, cash flows from operating activities, and debt and equity financings.

Good operating results and sound credit status provide the Company with strong financing capabilities. As of June 30, 2020, the undrawn banking facilities available to the Company and its subsidiaries amount to more than RMB316.0 billion from, among others, Bank of China, China Construction Bank and Industrial and Commercial Bank of China.

The Company issued unsecured super short-term bonds with face value of RMB2 billion, RMB2 billion, RMB2 billion and RMB2 billion bearing annual interest rates of 1.70%, 1.50%, 1.20% and 1.20% on February 1, 2020, February 2, 2020, April 3, 2020 and May 4, 2020, respectively. Such bonds are denominated in RMB, issued at face value and mature in 90 days, 60 days,60 days and 90 days, respectively.

The Company issued two installments of corporate bonds of USD300 million each, with coupon rate of 2.25% and 2.625%, respectively. Each installment of the bonds is issued at par value in USD with maturity in 5 and 10 years after issuance, respectively.

As of June 30, 2020, the Company and its subsidiaries had outstanding short-term loans of RMB61.515 billion (RMB67.119 billion as of the end of 2019), of which borrowings from banks were charged at annual interest rates ranging from 0.00% to 4.92% (0.00% to 14.58% at the end of 2019).

As of June 30, 2020, the Company and its subsidiaries had outstanding short-term bonds of RMB2.003 billion (RMB9.026 billion at the end of 2019).

As of June 30, 2020, the Company and its subsidiaries had total long-term borrowings (including long-term borrowings maturing within one year) of RMB134.147 billion (end of 2019: RMB134.023 billion), of which RMB borrowings were RMB114.432 billion (end of 2019: RMB110.947 billion), USD borrowings were approximately $1.543 billion (end of 2019: $1.431 billion), euro borrowings of approximately €13 million (end of 2019: €15 million), Singapore dollar borrowings of S$1.679 million (end of 2019: S$2.479 million), and Japanese yen borrowings of ¥2.317 billion (end of 2019: ¥2.372 billion). US dollar and Singapore dollar borrowings are floating rate borrowings and all other foreign currency loans are fixed rate loans. As of June 30, 2020, the annual interest rate on long-term bank borrowings ranged from 0.75% to 6.55% (end of 2019: 0.75% to 6.82%).

The Company will maintain close watch on fluctuations of exchange rate and interest rate markets, and prudently assess currency and interest rate risks.

In addition to meeting cash requirements from operations, constructions and acquisitions in its ordinary course, the Company, along with due consideration of overall development of power generation industry and growth of the Company, will make efforts to control financing costs and financial risks, establish an optimal capital structure for effective financial management activities, with the view to providing sustainable and stable returns to its shareholders.

2.3	Other financing requirements

The objective of the Company is to bring long-term, consistent and growing returns to its shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. Upon the approval from the annual general meeting of the shareholders for the year 2019 held on June 24, 2020, the Company declared a cash dividend of RMB0.135 per ordinary share (inclusive of tax), with total dividends of approximately RMB2.119 billion. The Company has not made payment of the dividends as of June 30, 2020.

III.	Performance and Prospects of Significant Investments

The Company acquired 25% equity interests in Shenzhen Energy Group (“Shenneng Group”) with payment of RMB2.390 billion on April 22, 2003. In 2011, Shenneng Group divided into a remainder company Shenneng Group and a new company Shenneng Energy Management Company, and the Company holds 25% equity interests in each of the two successors. The Company acquired 200 million shares from Shenzhen Energy Corporation (“Shenzhen Energy”), a subsidiary of Shenneng Group, in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged Shenzhen Energy Management Company through the combination of directional seasoned offering and cash payment to the shareholders of Shenzhen Energy Management Company. After the merger, the Company directly held 991,741,659 shares of Shenzhen Energy, representing 25.02% of its equity interests. These investments brought a net profit attributable to the equity holders of the Company of RMB741 million for the Company for the first half of 2020 under IFRS. This investment is expected to provide steady returns to the Company.

The Company held 60% direct equity interests in Sichuan Hydropower as of December 31, 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interests in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought to the Company a net profit attributable to the equity holders of the Company of RMB78 million for the first half of 2020 under IFRS. This investment is expected to provide steady returns to the Company.

IV.	Employee Benefits Policies

As of June 30, 2020, the Company and its subsidiaries had 57,415 employees. During this reporting period, there was no significant change regarding remuneration policies and training programs of the Company.

V.	Guarantee for Loans, Bonds and Restricted Assets

As of June 30, 2020, the Company provided guarantees of approximately RMB12.216 billion for the long-term bank loans and long-term bonds of Tuas Power; Huaneng Heilongjiang Power Co., Ltd., a subsidiary of the Company, provided guarantee of approximately RMB350 million, RMB866 million and RMB335 million for the long-term bank loans of its subsidiaries Huaneng Daqing Cogeneration Co., Ltd., Daqing Lvyuan Wind Power Co., Ltd., and Huaneng Tongjing Wind Power Co., Ltd., respectively; Huaneng Daqing Cogeneration Co., Ltd., a subsidiary of the Company, provided guarantee of RMB194 million for the long-term bank loans of its subsidiary, Huaneng Yichun Cogeneration Power Co., Ltd; Huaneng Shandong Power Generation Co., Ltd., a subsidiary of the Company, provided guarantee of RMB1.416 billion for Huaneng Shandong Ruyi (Hong Kong) Energy Co, Ltd.

As of June 30, 2020, the details of secured loans of the Company and its subsidiaries are as follows:

1.
As of June 30, 2020, short-term loans of approximately RMB498 million (RMB659 million at the end of 2019) represented the notes receivable that were discounted with recourse. As these notes receivable had not yet matured, the proceeds received were recorded as short-term loans.

2.
As of June 30, 2020, long-term loans of approximately RMB3.432 billion (RMB3.586 billion at the end of 2019) of the Company and its subsidiaries were secured by certain property, plant and equipment with net book value of RMB3.766 billion (RMB4.913 billion at the end of 2019). As at 30 Jun 2020, short-term loans of RMB566 million were secured by certain equipment.

3.	As of June 30, 2020, long-term loans of approximately RMB6.840 billion (RMB7.287 billion at the end of 2019) were secured by future electricity revenue of the Company and its subsidiaries.

As of June 30, 2020, the restricted bank deposits of the Company and its subsidiaries were RMB481 million (RMB863 million at the end of 2019).

As of June 30, 2020, the discounted or endorsed un-matured accounts receivable have a book value of RMB1.626 billion (RMB2.396 billion at the end of 2019).

As of June 30, 2020, the Company and its subsidiaries had no material contingent liability.

VI.	Risk Factors

1.	Risks relating to electricity market

According to China Electricity Council’s report, Electricity growth nationwide experienced slowdown by 1.3% for the first half of 2020 and expectedly increase by 2%–3% for the whole year of 2020 due to COVID-19 outbreak. Unpredictable Climate, wind and water conditions and accelerated installation and operation of renewable energy facilities add uncertainty to the power generation market which is under increasingly intensified competition as a result of continued market reform, liberalization of business power generation sector and enlarged trading in various provinces and regions within China. The Company will overcome the unfavorable factors such as slowdown of power demand, further implement national policies to increase power generation capacity, make in-depth analysis of market supply and demand, proactively participate in the construction of the spot market, strengthen market analysis and judgment, enhance marketing management, and strictly control power market risks.

In addition, Liberalization of the business power generation and consumption market will contribute to considerable growth of market-based electricity transaction. Rapid development of the spot market has resulted in electricity prices in pilot provinces generally lower than the prices under annual agreement, with prices in certain provinces even lower than the variable cost of power generation, the Company’s average settlement price is expected to be exposed to continued decline. The Company will closely follow the development of government policies and power market reform, strengthen communication with central and local price authorities, actively cooperate with the government to establish reasonable, fair and regulated market conditions, take initiatives to respond to market changes, effect timely adjustment to pricing strategies, and make efforts to prevent and control the risks affecting electricity prices.

2.	Risks relating to environmental protection policies

To mitigate air pollution from emissions, the power plants of the Company have completed ultra-low-emissions renovations which are on par with or exceed applicable national standards, but are still exposed to the risk of sporadic non-compliance with emission requirements due to breakdown of environmental protection facilities. To contain discharge of waste water and by coal mines and ash yards, the Company has arranged renovations by investment for wastewater treatment, coal yard closure and ash yard treatment in power plants in strategically important regions, while the weakness of existing facilities in some of these plants could subject those plants to environmental risks before completion of the renovation efforts.

3.	Risks relating to fuel procurement market

The first half of 2020 witnessed significant fluctuation of coal prices due to COVID-19 outbreak, safety inspections, and shortage of hydropower generation. The market is expected to be exposed to the following risks during the second half of the year: first, the investigation of irregularities in Inner Mongolia’s coal sector for the past 20 years would add pressure on coal production; secondly, the increased uncertainty in international energy market, coupled with exchange rate fluctuations, would have considerable impact on the supply of imported coal; thirdly, the potential widespread recurrence of COVID-19 outbreak could affect coal supply and demand. The Chinese government has implemented a series of policies to maintain supply and stabilize prices, which would help to manage supply risk and control prices. Coal supply during the second half of 2020 is expected to be generally stable with slight price change. The Company will closely monitor changes in policies and domestic and international coal markets, strengthen cooperation with competitive large mines to ensure strict compliance with long term contracts; continue to explore new coal supply channels and carry out spot bidding in procurement; strengthen inventory management with reinforced and efficient storage in off-peak season, intensify mixed use of economic coal, and make various efforts to reduce fuel procurement costs.

4.	Risks relating to interest and exchange rates

In terms of RMB debt, in the first half of the year, in response to the epidemic, the People’s Bank of China comprehensively adopted a variety of monetary policy tools, stepped up counter-cyclical adjustment, lowered interest rates in the financial market, and the capital market was generally loose in order to cope with the epidemic. The current economic situation is still severe and complex, with great instability and uncertainty. In the second half of the year, the monetary policy of the People’s Bank of China will be more flexible, moderate and precise, maintaining the rational growth of money supply and social financing scale, and reducing the comprehensive financing cost significantly. The Company expects that the capital market will continue to maintain a “moderately loose”. Regarding foreign currency debt, the global COVID-19 outbreak is not under effective control, The interest rates of major currencies such as the US dollar are expected to decline slightly during the second half of 2020. The fluctuation of interest rates of foreign currency debts, which account for an insignificant proportion of our total debts, will have limited impact on the Company. The Company will pay close attention to changes in the domestic and overseas capital markets. While ensuring meeting funding requirements, the Company will focus on controlling financing costs by making timely adjustment to financing strategy, maintaining reasonably selected financing portfolios, and reducing the risk of interest rate fluctuations.

SHARE CAPITAL STRUCTURE

As at 30 June 2020, total issued share capital of the Company amounted to 15,698,093,359 shares, of which 10,997,709,919 shares were domestic shares, representing 70.06% of the total issued share capital of the Company, and 4,700,383,440 shares were foreign shares, representing 29.94%of the total issued share capital of the Company. In respect of foreign shares, Huaneng Group through its wholly-owned subsidiaries China Hua Neng Group Hong Kong Limited and China Huaneng Group Treasury Management (Hong Kong) Limited, held 472,000,000 and 131,956,000 shares, representing 3.01% and 0.84% of the total issued share capital of the Company, respectively. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 32.28%of the total issued share capital of the Company, while Huaneng Group held 1,555,124,549 shares, representing 9.91% of the total issued share capital of the Company. Through its controlling subsidiary China Huaneng Finance Corporation Limited, Huaneng Group held 61,194,199 shares, representing 0.39% of the total issued share capital of the Company. Other domestic shareholders held a total of 4,314,729,053 shares, representing 27.49% of the total issued share capital.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company and its subsidiaries did not sell any other types of securities and did not purchase or redeem its own shares or other securities in the first half of 2020.

SHAREHOLDINGS OF MAJOR SHAREHOLDERS

The following table summarises the shareholdings of the top ten shareholders of the Company’s shares as at 30 June 2020:

Name of Shareholders	Total shareholdings as at end of the reporting period	Percentage of shareholding in total issued shares (%)

Huaneng International Power Development Corporation	5,066,662,118	32.28%
HKSCC Nominees Limited*	4,102,339,882	26.13%
China Huaneng Group Co., Ltd.	1,555,124,549	9.91%
Hebei Construction & Investment Group Co., Ltd.	527,548,946	3.36%
China Securities Finance Corporation Limited	492,186,504	3.14%
China Hua Neng Group Hong Kong Limited	472,000,000	3.01%
Jiangsu Guoxin Investment Group Limited	416,500,000	2.65%
Dalian Municipal Construction Investment Company Limited	301,500,000	1.92%
Liaoning Energy Investment (Group) Limited Liability Company	284,204,999	1.81%
Fujian Investment & Development Group Co., Ltd.	251,814,185	1.60%

*	HKSCC Nominees Limited acts as nominee of holders of H shares of the Company and its shareholdings in the Company represent the total number of H shares held by it as nominee of H shareholders.

DIRECTORS’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

The Company has adopted a code with the standard not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Listing Rules”). Following enquiries made by the Company, all Directors and Supervisors confirmed that they have complied with the Code throughout the first half of 2020.

As at 30 June 2020, none of the directors, chief executive officer or supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the definition of Part XV of the Securities and Futures Ordinance (“SFO”) which was required to be notified to the Company and the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive officer or Supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

PUBLIC FLOAT

As at the date of this announcement, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

DIVIDENDS

It was resolved by the Board not to distribute dividends for the first half of 2020.

DISCLOSURE OF MATERIAL EVENTS

1.	Status on Change of the Chairman of the ninth session of the Board of Directors

The “Proposal on the Election of the Chairman of the Board of Directors and Chairman of the Strategy Committee of the Company and the Appointment of the Honorary Chairman” was considered and unanimously passed at the 26th meeting of the ninth session of the Board of Directors of the Company convened on 5 March 2020, whereby the election of Mr. Zhao Keyu as the Chairman of the ninth session of the Board of Directors and the chairman of the Strategy Committee of the Company was approved. Mr. Shu Yinbiao resigned as the Chairman and Director of the Company due to work requirements. In view of the significant contributions made by Mr. Shu Yinbiao to the Company during his term as the Chairman of the Company, the Board of Directors decided to appoint Mr. Shu Yinbiao as the honorary chairman of the Company.

2.	Status on re-election of the Board of Directors and the Supervisory Committee

The Company held the annual general meeting, the meeting of the Supervisory Committee and the Board meeting on 16 June 2020, respectively, to complete the election on change of session of each of the Board of Directors and the Supervisory Committee.

Members of the new session of the Board of Directors of the Company are as follows: Zhao Keyu (Chariman), Zhao Ping, Huang Jian, Wang Kui, Lu Fei, Teng Yu, Mi Dabin, Cheng Heng, Guo Hongbo, Lin Chong, Xu Mengzhou (Independent Director), Liu Jizhen (Independent Director), Xu Haifeng (Independent Director), Zhang Xianzhi (Independent Director) and Xia Qing (Independent Director).

Members of the new session of the Supervisory Committee of the Company are as follows: Li Shuqing (Chairman of the Supervisory Committee), Mu Xuan (Vice Chairman of the Supervisory Committee), Ye Cai, Gu Jianguo, Zhang Xiaojun and Xu Jianping.

3.	Change of the President of the Company

The Company has reviewed and approved the Proposal on Appointment of the President of the Company at the 26th meeting of the ninth session of the Board of Directors held on 5 March 2020, and agreed to appoint Mr. Zhao Ping as the President of the Company. Mr. Zhao Keyu resigned as president of the Company.

CORPORATE GOVERNANCE

The Company always places emphasis on corporate governance. After years of experience and practice, the Company has gradually formed a standardised and enhanced governance structure, thereby establishing a sound and effective system that is appropriate to the Company’s own development requirements. The Company persists on maximising the benefits of the Company and its shareholders as a whole, treating all of its shareholders fairly and striving for the long-term, stable and increasing returns for shareholders of the Company.

During the reporting period, the Company has complied with the relevant provisions of Corporate Governance Code and Corporate Governance Report set out in Appendix 14 of the Listing Rules.

(a)	Code of Corporate Governance

In recent years, the Company adopted the following measures in order to strengthen corporate governance and enhance the Company’s operation quality:

(1)	Enhancing and improving corporate governance

In addition to complying with the provisions of the applicable laws, as a public company listed in three markets both domestically and internationally, the Company is subject to the regulations of the securities regulatory authorities of the three listing places and the supervision of investors at-large. Accordingly, our fundamental principles are to adopt a corporate governance structure that balances and coordinates the decision-making powers, supervisory powers and operating powers, to act with honesty and integrity, and to operate in accordance with laws and regulations.

Over the years, the Board has formulated and implemented the Rules and Procedures of the General Meetings; Rules and Procedures of the Board of Directors Meetings; the Rules and Procedures of the Supervisory Committee Meetings; the Detailed Rules on the Work of the General Manager; the Detailed Rules on the Work of the Strategy Committee of the Board of Directors; the Detailed Rules on the Work of the Audit Committee of the Board of Directors; the Detailed Rules on the Work of the Nomination Committee of the Board of Directors; the Detailed Rules on the Work of the Remuneration and Appraisal Committee of the Board of Directors; the System on Work of Independent Directors, the System on Work of Independent Directors on the Annual Report and the Work Regulations on Annual Report for the Audit Committee, and amended relevant regulations and systems according to the applicable laws and the development needs of the Company.

The Board of Directors of the Company always regards the enhancement of corporate governance and the regulation of the three meetings as its own responsibility, continuously strengthens its own construction, and operates in compliance with laws and regulations, laying a solid foundation for the Company’s sustained and healthy development. In 2020, the Board of Directors of the Company has continuously led the Company to adhere to strategic leadership, enhanced development planning. In line with the Company’s strategic goals of “Six New Enhancements” and “Two Greater Breakthroughs”, the Company thoroughly implemented the new development concept and implemented the new energy safety strategy of “Four Reforms, One Cooperation” to deepen the supply-side structural reform and conduct the three critical battles, to achieve new improvements in green development, operational excellence, technological innovation, international operations, intrinsic safety, and the quality of party-building works, and make major breakthroughs in structural adjustments and the work of “resolving stagnant enterprises and enterprises with difficulties” thus to accelerate the pace of establishing a world-class listed power company with global competitiveness. At the same time, the Company will strictly abide by the

“Guidelines for the Governance of Listed Companies”, with the fundamental aim of maximizing the interests of shareholders, treat all shareholders fairly, maintain a positive, balanced and stable dividend policy, and manage well the relationship between its long-term development of the Company and the short-term benefits of its investors.

All members of the Board jointly perform the duty of corporate governance. During the reporting period, the Board has included the followings in its scope of duties and authority:

1.	Establishing and reviewing the Company’s corporate governance policies and codes, and making such amendments as it deems necessary to ensure the effectiveness of such policies and codes;

2.	Reviewing and supervising the training and sustained professional development of the Company’s directors and senior management;

3.	Reviewing and supervising the Company’s policies and codes regarding the observance of laws and regulatory requirements;

4.	Formulating, reviewing and supervising the codes of conduct and compliance handbook applicable to directors and employees; and

5.	Reviewing the Company’s status on compliance with the Code on Corporate Governance Practices and the disclosures made in the Corporate Governance Report.

(2)	Enhancing and improving the information disclosure system

The Company stresses on the importance of external information disclosure. The Company has established the Information Disclosure Committee which comprises the secretary to the Board of Directors, the chief accountant, managers of each functional department to be responsible for reviewing the Company’s regular reports. The Company has implemented the system of holding regular information disclosure meetings every Monday chaired by the secretary to the Board of Directors who will report on the Company’s important matters of the week, thereby ensuring the Company’s performance of the relevant information disclosure obligations. The Company has successively formulated and implemented the relevant information disclosure system, and has made timely amendments thereto according to regulatory requirements. The current functioning systems include the Measures on Information Disclosure Management, the Measures on Related Transaction Management, Management Measures on Insiders, the Measures on Investor Relations Management, the Detailed Rules on the Work of the Information Disclosure Committee, Management Measures for Pursuing Responsibility regarding Material Errors in Information Disclosure of Annual Report, etc. The above measures and system ensure the regulated operation of the Company, strengthen the truthfulness, accuracy, completeness and the timely disclosure of information, and at the same time enhance the quality as well as transparency of the information disclosure.

Relevant departments of the Company compiled answers (and subsequent updates) to questions regarding the hot topics of market concerns, and the Company’s production, operation and operating results in a timely manner. The replies shall become the basis of external communication upon the approval of the Company’s management and the authorised representatives of the Information Disclosure Committee. In addition, the Company engages professional personnel to conduct specialized training for the staff of the Company who are responsible for information disclosure on an irregular basis in order to continuously enhance their expertise.

(3)	Regulating financial management system, strengthening internal control

In 2020, the Company adheres to its principle of good faith and fair treatment to its shareholders and makes a lot of detailed work in preparing the financial reports and connected practice standard and on aspect of internal controls. The credibility of a listed company, to a large extent, relates to the quality of the preparation of financial statements and a regulated operation of financial activities. In order to regulate its financial management, the Company has completed a large amount of specific and detailed work, including:

1.
In order to strictly implement the accounting rules, accounting standards and accounting systems, to strengthen accounting and accounts supervision, and to truthfully and fairly reflect the financial position, operating results and cash flow, the Company has formulated the Measures on Accounting, the Basic Measures on Construction Accounting, the Measures on Fixed Assets Management, Lists of Fixed Assets and the Measures on Cost Management. The Company’s Board, the Supervisory Committee and the Audit Committee have reviewed the Company’s financial reports on a regular basis and the Company has fulfilled the requirements of making the Chairman, the President and the Chief Accountant responsible for the truthfulness and completeness of the financial reports.

2.
In order to safeguard the independence of the listed company, the Company realized the complete separation of the listed company and the controlling shareholder in terms of personnel, assets and finances according to the laws and regulations of the State and the requirements of regulatory rules.

3.
In regard to fund management, the Company has formulated a number of management measures including the Measures on Financial Management, the Measures on the Management of the Income and Expenditure of the Funds, the Measures on the Assessment of Management of Receipt and Payment of Funds, the Measures on the Use and Management of Large Amount by Headquarter of the Company, the Measures on the Management of Bills of Exchange, the Measures on Management of Fund Raised, Rules on the Management of Transactions Involving Financial Derivatives, the Measures on the Management of Provision of Security to Third Parties and the Measures for Regulating Fund Transfers with the Related Parties. The Company’s Articles of Association also set out provisions relating to loans, guarantees and investment. In the annual reports of the Company over the previous years, the Company has engaged certified accountants to conduct auditing on the use of funds by the controlling shareholders and other related parties, and issue specific statements according to the requirements of the China Securities Regulatory Commission (“China Securities Regulatory Commission”) and the Shanghai Stock Exchange (“Shanghai Stock

Exchange”) for confirmation that there has not been any violation of rules relating to the use of funds. Moreover, the Company also conducted quarterly checking and clearing with related parties in relation to the operational fund transfers in order to ensure the safety of funds.

4.
The overall objective of internal control of the Company is to promote implementation of the corporate strategy. Specific goals are to maintain lawful operation and management of the Company, asset safety, and truthfulness and completeness of financial reports and related information, thus promoting the overall enhancement of operating efficiency and actual effect.

The Company has formulated a comprehensive system, thereby achieving systematic management. The Company has comprehensively sort out internal and external risks and various business processes, and completed the “Internal Control Manual”, the fifth version of which in use detailed 23 business processes and organisational structures including income, material procurement, fuel management and fund management, and 19 soft elements including human resources management, antifraud and risk management in terms of five areas including environment control, risk assessment, process control, information and communication, and monitoring, thereby comprehensively elaborating the Company’s guiding principles and policies, work procedures and job duties of various posts, regulating the standard procedures of various business processes and realising a streamlined system. Currently, the Company is revising the current version, and intends to publish and implement the sixth version of the “Internal Control Manual” by the end of 2020.

The Company has compiled the “Internal Control Evaluation Handbook” specifying the three-tier internal control evaluation management system, the internal control evaluation mode comprised of routine evaluation and supervision on key area, regulating the internal control evaluation procedures, evaluation methods, defect defining procedures and standards in order to realize standardisation of internal control evaluation. The Company conducts annual assessment on the applicability and effectiveness of the above system and regularly conducts revision and perfection in order to realise dynamic maintenance of the internal control system.

For the purpose of risk identification, the “Internal Control Manual” stipulates the corresponding control measures and defines key control points. Through the implementation of the “one post for one item system” at each control point, the control responsibility is divided to every post at various levels so that internal control and job responsibilities are combined and all members of staff can participate in the construction of internal control. The Company has implemented the internal control routine evaluation mechanism, set up the post of internal control evaluators in each department and subordinate unit respectively, conducted monthly internal control evaluation, and established a three-tier evaluation quality supervision mechanism respectively at the three levels of the Company, regional offices and basic level units by way of the internal control management system in order to conduct real-time tracking of the implementation of internal control. During the first half of 2020, the Company has successfully completed a six-month internal control routine evaluation, thus effectively protecting and promoting the sustained and healthy development of the businesses of the Company and realising the stable operation of the internal control system. The Company has combined the new requirements and new changes in business and management and constantly advanced experience and common issues, and launched comprehensive and multilevel internal control training each year, and widely publicised internal control concepts and knowledge, thus continuously optimising the internal control environment.

The internal control and management departments, internal audit department and external auditors regularly report the internal control work situation to the Audit Committee of the Board of Directors respectively, thus ensuring the continued and effective operation of the internal control system. The Company constantly improves the internal control review system, formulated the “Internal Control Review and Evaluation Management Regulations”, regularly conducts internal control target reviews on an annual basis, thus realizing the review results in a timely manner, effectively guiding the units at all levels to focus on the quality of internal control work and practically realising of the deep level objective of management enhanced by internal control.

Upon full assessment, the management of the Company is of the opinion that the internal control system of the Company is sound and effective.

(b)	Securities transactions by Directors

As the Company is listed in three jurisdictions, the Company has strictly complied with the relevant restrictive provisions on securities transactions by directors imposed by the regulatory authorities of the US, Hong Kong and China and we insist on the principle of complying with the strictest provision, that is, abiding by the strictest provision among three jurisdictions. We have adopted a set of standards not less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules as the model code for securities dealings by directors of the Company, namely, Management Rules regarding the Company’s Securities Information and Trading. The Company has also formulated and implemented the Management Rules in respect of the Shares of the Company held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The model codes for the trading of securities by the Company’s directors include: trading the Company’s shares strictly in accordance with the Companies Law and relevant regulations, prohibiting those who are in possession of securities transaction inside information using inside information in securities trading; and setting out detailed rules for those who are in possession of inside information. Following a specific enquiry on all the directors, supervisors and senior management of the Company, all the directors, supervisors and senior management currently do not hold any shares of the Company and there is no material contract in which the directors and senior management directly or indirectly have material interests.

(c)	Board of Directors

The Board of Directors of the Company comprises of 15 members. Of the members of the tenth session of the board of directors, Mr. Zhao Keyu as the Chairman; Mr. Zhao Keyu and Mr. Zhao Ping as the Executive Directors; Mr. Huangjian, Mr. Wangkui, Mr. Lufei, Mr. Tengyu, Mr. Mi Dabin, Mr. Cheng Heng, Mr. Guo Hongbo and Mr. Lin Chong as the Non-executive Directors; and Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng, Mr. Zhang Xianzhi and Mr. Xiaqing as the Independent Non-executive Directors of the Company.

The Board of Directors of the Company has held ten meetings during the reporting period, including regular meetings and ad hoc meetings. For details, please see the relevant announcements.

Details of the attendance of directors at the board meetings are as follows:

Names	Number of meetings to be attended	Number of meetings attended in person	Number of meetings attended by proxy	Rate of Attendance (%)

Executive Directors
Zhao Keyu	8	8	0	100%
Zhao Ping	3	3	0	100%

Non-executive Directors
Huang Jian	10	10	0	100%
Wang Kui	3	3	0	100%
Lu Fei	3	3	0	100%
Teng Yu	3	3	0	100%
Mi Dabin	10	10	0	100%
Cheng Heng	10	10	0	100%
Guo Hongbo	10	10	0	100%
Lin Chong	10	10	0	100%

Names	Number of meetings to be attended	Number of meetings attended in person	Number of meetings attended by proxy	Rate of Attendance (%)

Independent non-executive Directors
Xu Mengzhou	10	10	0	100%
Liu Jizhen	10	10	0	100%
Xu Haifeng	10	10	0	100%
Zhang Xianzhi	10	10	0	100%
Xia Qing	3	3	0	100%

Directors who had resigned
Shu Yinbiao	2	2	0	100%
Wang Yongxiang	7	7	0	100%
Yue Heng	7	7	0	100%

As stated in the previous Corporate Governance Reports, the Company’s Articles of Association set out in detail the duties and operational procedures of the Board (please refer to the Company’s Articles of Association for details). The Board of the Company holds regular meetings to hear the reports on the Company’s operating results and makes timely decisions. Material decisions on operation shall be discussed and approved by the Board. Ad hoc meetings may be held if necessary. Board meetings include regular meetings and ad hoc meetings. Regular meetings of the Board include: annual meeting, first quarterly meeting, half-yearly meeting and third quarterly meeting.

All arrangements for regular meetings have been notified to all directors at least 14 days prior to the meeting and the Company has ensured that each director thoroughly understood the agenda of the meeting and fully expressed his/her opinions, while all Independent Non-executive Directors expressed their independent directors’ opinions on their respective duties. Minutes have been taken for all the meetings and filed at the Office of the Board.

Moreover, the Independent Non-executive Directors of the Company have submitted their independent non-executive director confirmation letters of 2020 according to the requirements of the Listing Rules.

The Directors considered that they have complied with the laws and regulations, and provisions of the Articles of Association, and have actively performed the duties faithfully and diligently. Apart from regular and ad hoc meetings, the Directors read the briefs of the Company on a regular basis, the Company’s financial position and operating results and signing and performance of material agreements. The Directors reviewed the reports, data etc. of the Company regularly to understand the situation on production operation of the Company. Through on-site investigation, the independent Directors provided practical resolutions to the Company. All specialized committees under the Board actively carried out works and provided recommendations and policies which formed the basis of accurate policies for the Board.

During the period when the Board was not in session, the Chairman discharged part of the duties of the Board, including but not limited to (1) to examine and approve the proposals in respect of establishing or cancelling development and construction projects; (2) to examine and approve proposals of the in relation to the appointment, removal and transfer of managers of various departments of the Company and managers of external branches; (3) to examine and approve plans on the use of significant funds; (4) to examine and approve proposals on the establishment or cancellation of branch companies or branch organs; and (5) to examine and approve other major issues.

The Board has summarised the implementation and execution of work during the reporting period taking into consideration of opinions of the Supervisory Committee and the Senior Management of the Company. The Board is of the opinion that it has effectively fulfilled its duties to safeguard the interests of the Company and its shareholders.

Directors who attended the 2020 first extraordinary general meeting of the Company were Huang Jian (Director), Mi Dabin (Director), Yue Heng (Independent Director and Chairman of the Ninth Session of the Audit Committee), Xu Mengzhou (Independent Director), Liu Jizhen (Independent Director and Chairman of the Ninth Session of the Nomination Committee) and Xu Haifeng (Independent Director); Directors who attended the 2019 annual general meeting of the Company were Zhao Keyu (Chairman), Huang Jian (Director), Xu Mengzhou (Independent Director) and Xu Haifeng (Independent Director).

(d)	Chairman and President

The Company shall have a Chairman and a President who shall perform their duties respectively and separately according to the Articles of Association. During the reporting period, Mr. Shu Yinbiao resigned from the position as the Chairman of the Company due to work reason. The Board resolved to appoint Mr. Zhao Keyu to be the Chairman of the Company on 5 March 2020.

The Board resolved to appoint Mr. Zhao Ping to be the President of the Company to replace Mr. Zhao Keyu on 5 March 2020.

The division of duties of the Board and the senior management remained the same as disclosed in the previous Corporate Governance Reports.

(e)	Non-executive Directors

According to the Articles of Association, the term of office of each member of the Board of the Company shall not exceed three years (inclusive) and the members may be eligible for re-election. However, the term of office of Independent Non-executive Directors shall not exceed six years (inclusive) according to the relevant regulations of the China Securities Regulatory Commission.

The respective terms of office of the Non-executive Directors are as follows:

Name of Non-executive Directors	Term of office

Huang Jian	16 June 2020-2023
Wang Kui	16 June 2020-2023
Lu Fei	16 June 2020-2023
Teng Yu	16 June 2020-2023
Mi Dabin	16 June 2020-2023
Cheng Heng	16 June 2020-2023
Guo Hongbo	16 June 2020-2023
Lin Chong	16 June 2020-2023

(f)	Directors’ Remuneration

According to the relevant PRC laws and the Articles of Association, the Board has established the Remuneration and Appraisal Committee which operates in accordance with the Detailed Rules on the Work of the Remuneration and Appraisal Committee and is mainly responsible for studying the appraisal standards of the directors and senior management personnel of the Company, conducting appraisals and making proposals; responsible for studying and examining the remuneration policies and proposals of the directors and senior management personnel of the Company. The Remuneration and Appraisal Committee will review and submit annual total wages to the board of directors annually. Each of the Executive Directors has signed a director’s service contract in accordance with the requirement of the Stock Exchange.

Members of the ninth session of the Remuneration and Appraisal Committee of the board of directors were Mr. Zhang Xianzhi, Mr. Guo Hongbo, Mr. Cheng Heng, Mr. Yue Heng, Mr. Liu Jizhen and Mr. Xu Haifeng, among whom Mr. Yue Heng, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Zhang Xianzhi were Independent Non-executive Directors and Mr. Zhang Xianzhi was the chairman of the committee.

Members of the tenth session of the Remuneration and Appraisal Committee of the board of directors are Mr. Xu Mengzhou, Mr. Zhao Ping, Mr. Cheng Heng, Mr. Guo Hongbo, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Zhang Xianzhi; among whom Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Zhang Xianzhi are Independent Non-executive Directors and Mr. Xu Mengzhou is the chairman of the committee.

The Remuneration and Appraisal Committee under the Board operates in accordance with the Detailed Rules on the Work of the Remuneration and Appraisal Committee. The Remuneration and Appraisal Committee convened the first meeting in 2020 on 30 March 2020, at which the Report of Total Wage Expenses was reviewed and the Company’s arrangement for the total wage in 2020 was approved. In the second half of 2020, the Remuneration and Appraisal Committee will carry out the work according to the actual situation and the above Detailed Rules at appropriate time.

During the reporting period, the attendance of meetings of the Remuneration and Appraisal Committee of the Company’s Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Remuneration and Appraisal Committee of the Ninth Session of the Board in 2020	30 March 2020	Zhang Xianzhi, Guo Hongbo, Cheng Heng, Yue Heng, Liu Jizhen and Xu Haifeng	–

(g)	Nomination of Directors

According to the relevant PRC laws and the relevant provisions of the Articles of Association, the Board has established the Nomination Committee. Governed by the Detailed Rules on the Works of the Nomination Committee, the Committee is mainly responsible for studying the selection standards and procedures for candidates for directors and senior management personnel of the Company according to the directors’ qualifications requirements under the Companies Law and Securities Law and the needs of the operational management of the Company, and making proposals thereon to the Board; searching for qualified candidates for directors and suitable persons for senior management personnel on a wide basis; and examining the candidates for directors and suitable persons for senior management personnel and making proposals thereon. Currently, the nomination of the candidates for directors of the Company is mainly made by shareholders. The nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors. The President of the Company was appointed by the Board and the candidates for the Vice President and management were nominated by the President. Such nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors.

Members of the ninth session of the Nomination Committee of the board of directors were Mr. Liu Jizhen, Mr. Mi Dabin, Mr. Lin Chong, Mr. Yue Heng, Mr. Xu Mengzhou and Mr. Zhang Xianzhi, among whom Mr. Liu Jizhen, Mr. Yue Heng, Mr. Xu Mengzhou and Mr. Zhang Xianzhi were Independent Non-executive Directors and Mr. Liu Jizhen was the chairman of the committee.

Members of the tenth session of the Nomination Committee of the board of directors are Mr. Liu Jizhen, Mr. Zhao Keyu, Mr. Mi Dabin, Mr. Lin Chong, Mr. Xu Mengzhou, Mr. Zhang Xianzhi and Mr. Xiaqing, among whom Mr. Liu Jizhen, Mr. Xu Mengzhou, Mr. Zhang Xianzhi and Mr. Xiaqing are Independent Non-executive Directors and Mr. Liu Jizhen is the chairman of the committee.

During the Reporting Period, the Nomination Committee held four meetings and reviewed five resolutions such as the “Proposal on Election of Directors of the Company”, “Proposal on Appointment of Vice President of the Company”, “Proposal on Appointment of President of the Company”, “Review Report on Qualifications of Candidates for Directors of the Tenth Session of the Board of Directors” and the “Proposal on Appointment of Vise President and Chief Engineer of the Company”.

During the reporting period, the attendance of meetings of the Remuneration and Appraisal Committee of the Company’s Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Nomination Committee of the Ninth Session of the Board in 2020	20 January 2020	Liu Jizhen, Mi Dabin, Lin Chong, Yue Heng, Xu Mengzhou and Zhang Xianzhi	–

Second meeting of the Nomination Committee of the Ninth Session of the Board in 2020	5 March 2020	Liu Jizhen, Mi Dabin, Lin Chong, Yue Heng, Xu Mengzhou and Zhang Xianzhi	–

Third meeting of the Nomination Committee of the Ninth Session of the Board in 2020	30 March 2020	Liu Jizhen, Mi Dabin, Lin Chong, Yue Heng, Xu Mengzhou and Zhang Xianzhi	–

Fourth meeting of the Nomination Committee of the Ninth Session of the Board in 2020	22 May 2020	Liu Jizhen, Mi Dabin, Lin Chong, Yue Heng, Xu Mengzhou and Zhang Xianzhi	–

(h)	Appointment of Auditors

Ernst & Young and Ernst & Young Hua Ming LLP are appointed as the Company’s international and domestic auditors for 2020.

(i)	Audit Committee

According to the requirements of the regulatory authorities of the jurisdictions where the Company is listed and the relevant provisions of the Articles of Association, the Board has established the Audit Committee. Governed by the Detailed Rules on the work of the Audit Committee, the Audit Committee is mainly responsible for assisting the Board in the supervision of:

(1)	the accuracy of the Company’s financial statements;

(2)	the Company’s compliance with laws and regulations;

(3)	the qualification and independence of the Company’s independent auditors;

(4)	the performance of the Company’s independent auditors and internal auditing departments of the Company; and

(5)	the control and management of the related party transactions of the Company.

The Company convenes four regular meetings of the Audit Committee of the Board of Directors each year, at least two of which will be conducted with the Company’s external auditors to listen to reports on audit planning, work arrangement and audit works generally. The Board has formulated the Management Rules on Whistle-Blowing through Hotlines and Mailboxes, and, pursuant to which the Audit Committee will be responsible for the management of the whistle-blowing hotlines and mailboxes.

Members of the Audit Committee comprises of five directors. Members of the ninth session of the Audit Committee of the board of directors were, namely, Mr. Yue Heng, Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Zhang Xianzhi, among whom Mr. Yue Heng was the chairman of the committee.

Members of the tenth session of the Audit Committee of the board of directors are, namely, Mr. Zhang Xianzhi, Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Xiaqing, among whom Mr. Zhang Xianzhi is the chairman of the committee.

During the reporting period, the Audit Committee has held three meetings. As per Audit Committee’s duties, the Audit Committee has communicated separately and respectively with the Company’s counsels, external auditors, management and the relevant functional departments of the Company. With the understandings on the applicable laws and regulations of those jurisdictions in which the shares of the Company are listed, the anti-fraud position in the Company, the recruitment of staff, the implementation and execution of internal control mechanisms, the audit work carried out by external auditors and the responsible officers of the audit department, the Audit Committee has rendered their views and suggestions.

During the reporting period, the attendance of meetings of members of the Audit Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Audit Committee of the Ninth Session of the Board in 2020	6 March 2020	Yue Heng, Xu Mengzhou, Liu Jizhen, Xu Haifeng and Zhang Xianzhi	–

Second meeting of the Audit Committee of the Ninth Session of the Board in 2020	30 March 2020	Yue Heng, Xu Mengzhou, Liu Jizhen, Xu Haifeng and Zhang Xianzhi	–

Third meeting of the Audit Committee of the Ninth Session of the Board in 2020	20 April 2020	Yue Heng, Xu Mengzhou, Liu Jizhen, Xu Haifeng and Zhang Xianzhi	–

(j)	Responsibility assumed by the Directors in relation to the financial statements

The Directors of the Company confirm that they shall assume the relevant responsibility in relation to the preparation of the financial statements of the Company, ensure that the preparation of the financial statements of the Company complies with the relevant laws and regulations and the applicable accounting standards and also warrant that the financial statements of the Company will be published in a timely manner.

(k)	Senior management’s interests in shares

None of the senior management of the Company holds any shares of the Company.

(l)	Strategy Committee

For compliance with the relevant requirements of the regulations in the jurisdictions where the shares of the Company are listed as well as the Articles of Association of the Company, the Board has established a Strategy Committee. Governed by the Detailed Rules on the Work of the Strategy Committee, the Strategy Committee is primarily responsible for:

(1)	reviewing and advising on the Company’s long-term strategic development plan;

(2)	reviewing and advising on the major fund raising proposals that need to be approved by the Board;

(3)	reviewing and advising on the major production and operating projects that need to be approved by the Board;

(4)	studying and advising on the matters that would significantly affect the development of the Company;

(5)	examining the implementation of the abovementioned matters;

(6)	comprehensive risk management of the Company to improve the Company’s overall risk resistance; and

(7)	other matters as requested by the Board of Directors.

The ninth session of the Strategy Committee of the board of directors comprises of four directors, namely, Mr. Huang Jian, Mr. Wang Yongxiang, Mr. Liu Jizhen and Mr. Xu Haifeng, of whom Mr. Liu Jizhen and Mr. Xu Haifeng were Independent Non-executive Directors. Mr. Shu Yinbiao (Chairman) was the ad hoc chairman of the Strategy Committee.

The tenth session of the Strategy Committee of the board of directors comprises of seven directors, namely, Mr. Zhao Keyu, Mr. Zhao Ping, Mr. Huang Jian, Mr. Wang Kui, Mr. Lufei, Mr. Liu Jizhen and Mr. Xu Haifeng, of whom Mr. Liu Jizhen and Mr. Xu Haifeng are Independent Non-executive Directors. Mr. Zhao Keyu is the chairman of the Strategy Committee.

The risk management work of the Company has been conducted in an orderly manner, which effectively controlled each risk and successively strengthened and enhanced the Company’s internal controls and risk management system.

(m)	Directors’ and senior management’s training

The Company organises its Directors and Supervisors to attend the trainings provided by regulatory authorities every year. During the reporting period, the directors and supervisors of the Company attended training of directors and supervisors according to regulatory requirements. Mr. Huang Chaoquan, Vice President and Secretary of the Board of Directors of the Company, participated in an online seminar on the amendments to the Mandatory Provisions for H Shares of the Hong Kong Institute of Chartered Secretaries; Mr. Zhao Keyu, Chairman of the Board of Directors of the Company, and Mr. Zhao Ping, Director and President of the Company, participated in the 4th Session of the Online Training Series for the Chairman and President of the China Association of Listed Companies; Mr. Zhao Keyu, Chairman of the Board of Directors of the Company, Mr. Zhao Ping, Director and President of the Company, and Mr. Huang Chaoquan, Vice President and Secretary of the Board of Directors of the Company, participated in the Special Training on Securities Law of Listed Companies in Beijing of the Listed Companies Association of Beijing.

The Company conducts introduction by legal counsels of all three listing jurisdictions specifically to all Independent Non-executive Directors of the Audit Committee of the Company twice a year with respect to the updated regulatory laws, the application of relevant systems to the Company and the Company’s performance of the rules and regulations in places where the Company’s shares are listed.

The Company attaches importance to the training and continuing development of senior management. The Company organises members of senior management to participate the training courses provided by relevant State authorities, industrial managing authorities and industrial associations.

REVIEW BY THE AUDIT COMMITTEE

The interim results of 2020 have been reviewed by the Audit Committee of the Company.

LEGAL PROCEEDINGS

As at 30 June 2020, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim of material importance was pending or threatened against or by the Company as far as the Company is aware.

SUPPLEMENTARY INFORMATION RELATING TO 2019 ANNUAL REPORT

Reference is made to the annual report for the year ended 31 December 2019 (the “2019 Annual Report”) published by the Company on 20 April 2020. Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as those defined in the 2019 Annual Report.

In addition to the information provided in the 2019 Annual Report, the board of directors of the Company hereby provides additional information in relation to the breakdown of the other operating expenses of the Group.

Other operating expenses

	2019	2018
	RMB (in thousands)	RMB (in thousands)

Operating expense of Ruyi Pakistan (Note 1)	3,057,427	–
Other materials expense	1,748,498	1,640,372
Service concession construction cost	518,291	89,022
Heating pipeline related cost	144,300	168,443
Water charges	652,077	642,578
Electricity charges	898,719	807,425
Purchase of power generation quota	423,057	431,964
Insurance expense	362,147	346,348
Test and inspection expense	323,434	267,406
Cleaning, greening and fire protection expense	398,478	384,431
Transportation allowance	178,217	186,438
Office expense	198,033	187,030
Travel expense	156,683	164,193
Amortisation of land use right	–	344,068
Amortisation of other non-current assets	101,902	105,623
Cost of sales of raw materials	606,103	1,088,534
Agent and consulting expense	153,487	111,229
Information technology maintenance expense	122,425	101,449
Water conservancy fund and disabled security fund	202,479	166,244
Property management expense	76,507	64,076
Business entertainment expense	32,825	44,973
Service charge	171,676	105,649
Recognition of loss allowance for receivables	74,557	40,967
Recognition of provision for inventory obsolescence	22,453	253,816
Impairment loss of property, plant and equipment (Note 2)	5,719,990	989,778
Impairment loss of other non-current assets (Note 3)	464,867	8,432
Impairment loss of mining rights	–	135,085
Impairment loss of goodwill	–	409,371
Net gain on disposal of non-current assets	(69,449)	(42,506)
Research and development expenditure	65,022	46,219
Pollutant charge	84,468	72,494

Minimum lease payments under operating leases, lease payments not included in the measurement of lease liabilities	234,139	–
Operating lease charge	–	377,162
Government grants	(818,101)	(521,380)
(Gain)/loss of Three Supplies and Property Management	(200,683)	310,390
Penalty	23,614	27,409
Donation	47,393	19,460
Land use right expense	–	54,487
Others	704,390	802,319

Total	16,879,425	10,430,998

Notes:

1.
The operating expenses represent the operating cost of Ruyi Pakistan, the Company’s subsidiary in Pakistan, including fuel cost, maintenance cost, labour cost and other materials expenses. Such costs will be recovered by the floating tariff from Central Power Purchasing Agency (Guarantee) Limited (“CPPA-G”) of Pakistan.

2.
In 2019, impairment losses for property, plant and equipment of certain power projects in PRC segment amounting to approximately RMB5,720 million have been recognised. The recoverable amount of these aforesaid CGUs in aggregate is RMB8,879 million as at 31 December 2019. Factors leading to the impairment include lower than expected operating results of subsidiaries in 2019 due to oversupply and fierce competition within the electricity market and future decommission plan of thermal power generation units. Value-in-use calculations use pre-tax cash flow projections based on the 2020 financial budgets approved by management and are extrapolated using the same cash flow projections of the remaining years with changes being made to reflect the estimated changes in future market or economic conditions. Other key assumptions applied in the impairment testing include the future sales volumes and fuel prices. Management determined these key assumptions based on past performance and their expectations on market development.

3.
The impairment loss of other non-current assets are relating to the pre-project upfront fees for those thermal power and new energy power generation projects that have been ceased or have not been expected to develop further. The above-mentioned upfront fees are mainly the necessary pre-project expenditure for the Company to develop new thermal power and new energy power generation projects before the assets are ready for intended use, and will be consolidated together with the projects under construction after the project is ready for intended use. The Company regularly reviews the status, progress, possibility and plan for promotion of all pre-construction projects under suspension and postponement, and continuously invests in projects with development value to realize future profits. For projects that have been identified as less possible to continue to advance, due to the fact that they cannot generate cash flow in the future and there is no market for external disposal, impairment provision was fully accrued.

The board of directors confirms that the additional information provided in this announcement will not affect other information set out in the 2019 Annual Report.

DOCUMENTS FOR INSPECTION

The Company will also file the interim report in Form 6-K with the US Securities and Exchange Commission. Copies of the interim report for 2020 will be available at the following addresses and websites:

PRC	Huaneng Power International, Inc.
Huaneng Building
6 Fuxingmennei Street Xicheng District Beijing
The People’s Republic of China

Telephone Number: (8610) 6322 6999
Fax Number: (8610) 6322 6888
Website: http://www.hpi.com.cn

Hong Kong	Wonderful Sky Financial Group Limited
9th Floor, Central Plaza,
99 Queen’s Road Central, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2851 1352

Websites of the Company	http://www.hpi.com.cn;
http://www.hpi-ir.com.hk

By Order of the Board
Huaneng Power International, Inc.
Zhao Keyu
Chairman

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)
Zhao Ping (Executive Director)
Huang Jian (Non-executive Director)
Wang Kui (Non-executive Director)
Lu Fei (Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director)
Lin Chong (Non-executive Director)

Xu Mengzhou (Independent Non-executive Director)
Liu Jizhen (Independent Non-executive Director)
Xu Haifeng (Independent Non-executive Director)
Zhang Xianzhi (Independent Non-executive Director)
Xia Qing (Independent Non-executive Director)

Beijing, the PRC
19 August 2020

A.	FINANCIAL INFORMATION EXTRACTED FROM INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER IFRS

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
AS AT 30 JUNE 2020
(Amounts expressed in thousands of RMB)

	Notes	As at 30 June 2020	As at 31 December 2019

ASSETS

Non-current assets
Property, plant and equipment		290,151,073	285,622,907
Right-of-use assets		17,541,728	17,168,072
Investments in associates and joint ventures		21,801,087	20,783,259
Investment properties		660,745	671,710
Other equity instrument investments		793,747	779,218
Power generation licenses		4,075,203	4,149,468
Mining rights		1,579,641	1,577,505
Deferred income tax assets		2,025,153	2,160,187
Derivative financial assets		18,137	16,376
Goodwill		15,740,493	15,934,955
Other non-current assets		19,020,138	18,605,005

Total non-current assets		373,407,145	367,468,662

Current assets
Inventories		8,036,983	8,883,183
Other receivables and assets	4	6,781,350	6,217,763
Accounts receivable	5	35,612,298	32,268,939
Contract assets		69,876	30,466
Derivative financial assets		54,722	74,911
Bank balances and cash		15,389,507	13,306,139

Total current assets		65,944,736	60,781,401

Total assets		439,351,881	428,250,063

	Notes	As at 30 June 2020	As at 31 December 2019

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital		15,698,093	15,698,093
Other equity instruments		41,447,319	25,127,821
Capital surplus		25,993,044	26,215,137
Surplus reserves		8,140,030	8,140,030
Currency translation differences		(351,836)	(54,812)
Retained earnings		36,268,149	33,677,466

		127,194,799	108,803,735

Non-controlling interests		22,833,561	21,575,311

Total equity		150,028,360	130,379,046

Non-current liabilities
Long-term loans		117,046,288	115,364,598
Long-term bonds	7	25,225,521	28,487,115
Lease liabilities		2,994,826	4,279,925
Deferred income tax liabilities		3,069,840	3,137,791
Derivative financial liabilities		271,487	200,408
Other non-current liabilities		4,587,961	4,780,770

Total non-current liabilities		153,195,923	156,250,607

	Notes	As at 30 June 2020	As at 31 December 2019

EQUITY AND LIABILITIES (CONTINUED)

Current liabilities
Accounts payable and other liabilities	8	36,770,671	37,270,081
Contract liabilities		928,222	2,706,529
Taxes payable		1,698,406	2,101,617
Dividends payable		3,492,894	1,191,036
Derivative financial liabilities		293,963	250,300
Short-term bonds	9	2,003,121	9,025,535
Short-term loans		61,515,374	67,119,368
Current portion of long-term loans		17,100,367	18,658,114
Current portion of long-term bonds	7	10,297,664	2,799,808
Current portion of lease liabilities		1,961,712	432,745
Current portion of other non-current liabilities		65,204	65,277

Total current liabilities		136,127,598	141,620,410

Total liabilities		289,323,521	297,871,017

Total equity and liabilities		439,351,881	428,250,063

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE
INCOME (UNAUDITED)
FOR THE SIX MONTHS ENDED 30 JUNE 2020
(Amounts expressed in thousands of RMB, except per share data)

		For the six months ended 30 June
	Notes	2020	2019

Operating revenue	3	79,126,811	83,603,381
Tax and levies on operations		(887,000)	(923,939)

		78,239,811	82,679,442

Operating expenses
Fuel		(40,830,500)	(47,318,459)
Maintenance		(1,647,153)	(1,695,274)
Depreciation		(10,842,692)	(10,692,055)
Labour		(5,566,132)	(4,929,079)
Service fees on transmission and transformer facilities of HIPDC		(48,774)	(47,947)
Purchase of electricity		(2,348,127)	(2,333,351)
Others	11	(4,528,387)	(5,186,827)

Total operating expenses		(65,811,765)	(72,202,992)

Profit from operations		12,428,046	10,476,450

Interest income		154,503	120,404

Financial expenses, net
Interest expense		(4,854,070)	(5,498,587)
Exchange loss and bank charges, net		(79,919)	(124,230)

Total financial expenses, net		(4,933,989)	(5,622,817)

Share of profits and losses of associates and joint ventures		1,049,494	739,458
Gain on fair value changes of financial assets/liabilities		255	17,610
Other investment (loss)/income		(102,432)	10,784

Profit before income tax expense	11	8,595,877	5,741,889

Income tax expense	12	(1,895,443)	(1,346,516)

Net profit		6,700,434	4,395,373

		For the six months ended 30 June
	Notes	2020	2019

Other comprehensive (loss)/income, net of tax

Items that will not be reclassified to profit or loss:
Fair value changes of other equity instrument investments		(789)	165,071
Share of other comprehensive (loss)/income of investees accounted for under the equity method		(131,391)	535,607
Income tax effect		197	(41,267)

Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive income of investees accounted for under the equity method		1,008	229
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments arising during the period		(454,787)	464,973
Reclassification adjustments for (loss)/gains included in the consolidated statement of profit or loss		315,632	(73,122)
Exchange differences on translation of foreign operations		(421,727)	(225,479)
Income tax effect		23,656	(66,680)

Other comprehensive (loss)/income, net of tax		(668,201)	759,332

Total comprehensive income		6,032,233	5,154,705

Net profit attributable to:
– Equity holders of the Company		5,441,025	3,441,565
– Non-controlling interests		1,259,409	953,808

Total comprehensive income attributable to:
– Equity holders of the Company		4,921,908	4,439,452
– Non-controlling interests		1,110,325	715,253

Earnings per share attributable to the ordinary shareholders of the Company (expressed in RMB per share)
– Basic and diluted	13	0.30	0.20

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION
FOR THE SIX MONTHS ENDED 30 JUNE 2020
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	BASIS OF PREPARATION

This unaudited interim condensed consolidated financial information (“interim financial information”) for the six months ended 30 June 2020 has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. This interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (the “IASB”). This interim financial information was approved for issuance on 18 August 2020.

The accounting policies adopted in the preparation of the interim financial information are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2019, except for the adoption of the revised IFRS effective as of 1 January 2020. Details of any changes in accounting policies are set out in note 2.

The preparation of interim financial information in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial information contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2019 annual financial statements. The interim condensed consolidated financial statements and notes thereon do not include all the information required for a full set of financial statements prepared in accordance with IFRS.

The financial information relating to the financial year ended 31 December 2019 that is included in the interim financial information as comparative information does not constitute the Company’s annual consolidated financial statements for that financial year but is derived from those financial statements. The annual consolidated financial statements for the year ended 31 December 2019 are available from the Company’s registered office. The auditor has expressed an unqualified opinion on those financial statements in their report dated 31 March 2020.

As at and for the six months ended 30 June 2020, a portion of the Group’s funding requirements for capital expenditures was partially satisfied by short-term financing. Consequently, as at 30 June 2020, the Group had net current liabilities of approximately Renminbi Yuan (“RMB”) 70,183 million. Taking into consideration of the Group’s undrawn available banking facilities of approximately RMB316,031 million as at 30 June 2020, the Group expects to refinance certain of its short-term loans and bonds and also considers alternative sources of financing, where applicable and when needed. Therefore, the directors of the Company are of the opinion that the Group will be able to meet its liabilities as they fall due within the next twelve months and accordingly, the interim financial information is prepared on a going concern basis.

2.	PRINCIPAL ACCOUNTING POLICIES

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2019, except for the adoption of the following revised IFRS for the first time for the current period’s financial information.

Amendments to IFRS 3	Definition of a Business
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform
Amendment to IFRS 16	Covid-19-Related Rent Concessions
Amendments to IAS 1 and IAS 8	Definition of Material

The nature and impact of the revised IFRS are described below:

(a)
Amendments to IFRS 3 clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The Group has applied the amendments prospectively to transactions or other events that occurred on or after 1 January 2020. The amendments did not have any impact on the financial position and performance of the Group.

(b)
Amendments to IFRS 9, IAS 39 and IFRS 7 address the effects of interbank offered rate reform on financial reporting. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments did not have any impact on the financial position and performance of the Group.

(c)
Amendment to IFRS 16 provides a practical expedient for lessees to elect not to apply lease modification accounting for rent concessions arising as a direct consequence of the covid-19 pandemic. The practical expedient applies only to rent concessions occurring as a direct consequence of the covid-19 pandemic and only if (i) the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change; (ii) any reduction in lease payments affects only payments originally due on or before 30 June 2021; and (iii) there is no substantive change to other terms and conditions of the lease. The amendment is effective retrospectively for annual periods beginning on or after 1 June 2020 with earlier application permitted. The amendment did not have any impact on the financial position and performance of the Group as there were no lease payments reduced or waived by the lessors as a result of the covid-19 pandemic during the period ended 30 June 2020.

(d)
Amendments to IAS 1 and IAS 8 provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information. The amendments did not have any impact on the Group’s interim financial information.

3.	REVENUE AND SEGMENT INFORMATION

(a)	Disaggregation of revenue

In the following table, revenue is disaggregated by major products and/or service lines of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Group’s reportable segments (Note 3(b)).

For the six months ended 30 June 2020	PRC power segment	Overseas power segment	All other segments	Inter- segment revenue	Total
		(Note i)

– Sales of power and heat	69,771,845	5,482,783	–	–	75,254,628
– Sales of coal and raw materials	724,782	62,769	–	–	787,551
– Port service	–	–	217,208	(132,087)	85,121
– Transportation service	–	–	74,937	(41,160)	33,777
– Lease income	47,954	819,009	–	–	866,963
– Others	669,399	1,416,592	12,780	–	2,098,771

Total	71,213,980	7,781,153	304,925	(173,247)	79,126,811

For the six months ended 30 June 2019

– Sales of power and heat	73,493,154	5,792,646	–	–	79,285,800
– Sales of coal and raw materials	539,054	357,003	–	–	896,057
– Port service	–	–	249,862	(157,811)	92,051
– Transportation service	–	–	78,876	(7,699)	71,177
– Lease income	81,763	858,813	–	–	940,576
– Others	404,575	1,899,413	13,732	–	2,317,720

Total	74,518,546	8,907,875	342,470	(165,510)	83,603,381

Note i:	Overseas segment mainly consists of the operation in Pakistan and the operations in Singapore.

The revenue from the sale of power and heat and sale of coal and raw materials is recognised at a point in time upon the transfer of products, whereas the revenue from port service, transportation service, maintenance service, and heating pipeline service is recognised over time during the provision of service.

(b)	Segment information

Directors and certain senior management of the Company perform the function as the chief operating decision maker (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Group in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The reportable segments of the Company are the PRC power segment, overseas power segment and all other segments (mainly including port and transportation operations). No operating segments have been aggregated to form a reportable segment.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standards for Business Enterprises (“PRC GAAP”) excluding dividend income received from other equity instrument investments, investment income from Huaneng Finance Co., Ltd. (“Huaneng Finance”) and operating results of the centrally managed and resource allocation functions of the headquarters (“Segment results”). Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, other equity instrument investments, investment in Huaneng Finance and assets related to the centrally managed and resource allocation functions of the headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to the centrally managed and resource allocation functions of the headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total assets and liabilities of the statement of financial position.

(Under PRC GAAP)
	PRC power segment	Overseas power segment	All other segments	Total

For the six months ended 30 June 2020
Total revenue	71,261,552	7,728,474	304,925	79,294,951
Inter-segment revenue	–	–	(173,247)	(173,247)

Revenue from external customers	71,261,552	7,728,474	131,678	79,121,704

Segment results	8,694,333	425,052	22,459	9,141,844

Interest income	73,583	79,560	1,395	154,538
Interest expense	(4,209,941)	(555,928)	(78,065)	(4,843,934)
Impairment loss	(68)	(210)	–	(278)
Credit loss	(428)	(1,736)	–	(2,164)
Depreciation and amortisation	(9,913,753)	(409,864)	(107,250)	(10,430,867)
Net gain/(loss) on disposal of non-current assets	2,571	–	(2)	2,569
Share of profits less losses of associates and joint ventures	897,835	–	54,680	952,515
Income tax expense	(2,008,752)	(20,698)	(8,379)	(2,037,829)

(Under PRC GAAP)
	PRC power segment	Overseas power segment	All other segments	Total

For the six months ended 30 June 2019 (Restated)**
Total revenue	74,568,930	8,721,868	342,470	83,633,268
Inter-segment revenue	–	–	(165,510)	(165,510)

Revenue from external customers	74,568,930	8,721,868	176,960	83,467,758

Segment results	6,313,817	(2,712)	39,451	6,350,556

Interest income	85,352	34,687	616	120,655
Interest expense	(4,775,069)	(647,064)	(46,752)	(5,468,885)
Impairment loss	(259,929)	15,697	–	(244,232)
Credit loss	1,079	170	–	1,249
Depreciation and amortisation	(9,633,238)	(391,165)	(179,471)	(10,203,874)
Net gain on disposal of non-current assets	14,768	23	–	14,791
Share of profits less losses of associates and joint ventures	504,438	–	103,976	608,414
Income tax expense	(1,532,843)	36,869	(10,658)	(1,506,632)

(Under PRC GAAP)
	PRC power segment	Overseas power segment	All other segments	Total

30 June 2020
Segment assets	367,124,378	42,382,435	9,783,778	419,290,591

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	13,323,914	77,423	135,509	13,536,846
Investments in associates	13,867,490	–	3,696,683	17,564,173
Investments in joint ventures	1,370,943	–	1,217,590	2,588,533
Segment liabilities	(254,030,397)	(26,804,602)	(2,412,473)	(283,247,472)

31 December 2019 (Restated) **
Segment assets	355,684,024	43,122,947	9,857,566	408,664,537

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	39,565,163	716,642	251,957	40,533,762
Investments in associates	13,187,050	–	3,540,265	16,727,315
Investments in joint ventures	1,239,866	–	1,232,556	2,472,422
Segment liabilities	(262,956,207)	(27,397,122)	(2,552,860)	(292,906,189)

A reconciliation of segment results to profit before income tax expense is provided as follows:

	For the six months ended 30 June
	2020	2019 (Restated)**

Segment results (PRC GAAP)	9,141,844	6,350,556
Reconciling items:
Loss related to the headquarters	(80,326)	(88,764)
Investment income from Huaneng Finance	91,112	116,432
Impact of restatement under PRC GAAP in relation to business combination under common control	(7,224)	(13,595)
Impact of IFRS adjustments*	(549,529)	(622,740)

Profit before income tax expense per unaudited interim consolidated statement of comprehensive income	8,595,877	5,741,889

Reportable segments’ assets are reconciled to total assets as follows:

	As at 30 June 2020	As at 31 December 2019 (Restated)**

Total segment assets (PRC GAAP)	419,290,591	408,664,537
Reconciling items:
Investment in Huaneng Finance	1,489,392	1,416,183
Deferred income tax assets	3,073,546	3,271,488
Prepaid income tax	74,247	139,617
Other equity instrument investments	793,746	779,217
Corporate assets	378,185	361,441
Impact of restatement under PRC GAAP in relation to business combination under common control	–	(1,035,940)
Impact of other IFRS adjustments*	14,252,174	14,653,520

Total assets per unaudited interim condensed consolidated statement of financial position	439,351,881	428,250,063

Reportable segments’ liabilities are reconciled to total liabilities as follows:
	As at 30 June 2020	As at 31 December 2019 (Restated)**

Total segment liabilities (PRC GAAP)	(283,247,472)	(292,906,189)
Reconciling items:
Current income tax liabilities	(686,423)	(748,957)
Deferred income tax liabilities	(998,158)	(996,021)
Corporate liabilities	(2,842,770)	(2,458,677)
Impact of restatement under PRC GAAP in relation to business combination under common control	–	802,144
Impact of other IFRS adjustments*	(1,548,698)	(1,563,317)

Total liabilities per unaudited interim consolidated statement of financial position	(289,323,521)	(297,871,017)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of restatement under PRC GAAP in relation to business combination under common control	Impact of IFRS adjustments*	Total

For the six months ended 30 June 2020
Total revenue	79,121,704	–	–	(47,572)	52,679	79,126,811
Interest expense	(4,843,934)	(27,082)	–	16,946	–	(4,854,070)
Impairment loss	(278)	–	–	–	–	(278)
Credit loss	(2,164)	–	–	–	–	(2,164)
Depreciation and amortisation	(10,430,867)	(12,952)	–	14,878	(469,956)	(10,898,897)
Net gain on disposal of non-current assets	2,569	–	–	–	–	2,569
Share of profits less losses of associates and joint ventures	952,515	–	91,112	–	5,867	1,049,494
Income tax expense	(2,037,829)	–	–	176	142,210	(1,895,443)

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of restatement under PRC GAAP in relation to business combination under common control	Impact of IFRS adjustments*	Total

For the six months ended 30 June 2019 (Restated)**
Total revenue	83,467,758	–	–	(50,384)	186,007	83,603,381
Interest expense	(5,468,885)	(47,339)	–	17,637	–	(5,498,587)
Impairment loss	(244,232)	–	–	–	–	(244,232)
Credit loss	1,249	–	–	–	53	1,302
Depreciation and amortisation	(10,203,874)	(4,111)	–	14,882	(533,388)	(10,726,491)
Net gain on disposal of non-current assets	14,791	–	–	–	–	14,791
Share of profits less losses of associates and joint ventures	608,414	–	116,432	–	14,612	739,458
Income tax expense	(1,506,632)	–	–	107	160,009	(1,346,516)

*
Other GAAP adjustments above primarily represented the classification adjustments and adjustments related to business combination and borrowing cost. Other than the classification adjustments, the differences will be gradually eliminated following subsequent depreciation and amortisation of related assets or the extinguishment of liabilities.

**
Under PRC GAAP, the business acquisition under common control (note 14) was accounted for by using the pooling of interests method and therefore the relevant information of 2019 was restated accordingly.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the six months ended 30 June
	2020	2019

PRC	71,345,658	74,695,506
Overseas	7,781,153	8,907,875

Total	79,126,811	83,603,381

The geographical location of customers is based on the location at which the electricity was transferred, goods were delivered and services were provided.

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 30 June 2020	As at 31 December 2019

PRC	335,319,939	327,410,156
Overseas	24,052,194	24,830,127

Total	359,372,133	352,240,283

The non-current asset information above is based on the locations of the assets.

The information on sales to major customers of the Group which accounted for 10% or more of external revenue is as follows:

For the six months ended 30 June 2020, the revenue from grid companies under common control of State Grid Corporation of China within the PRC power segment in total accounted for 70% of external revenue (for the six months ended 30 June 2019: 78%). The sales to a subsidiary of State Grid Corporation of China which accounted for 10% or more of external revenue is as follows:

	For the six months ended 30 June
	2020		2019
	Amount	Proportion	Amount	Proportion

State Grid Shandong Electric Power Company	11,898,507	15%	14,274,939	17%

4.	OTHER RECEIVABLES AND ASSETS

Other receivables and assets comprised the following:

	As at 30 June 2020	As at 31 December 2019

Prepayments for inventories	1,442,754	758,834
Prepaid income tax	74,247	139,617
Others	345,870	266,252

Subtotal prepayments	1,862,871	1,164,703

Loss allowances	(5,507)	(2,638)

Total prepayments, net	1,857,364	1,162,065

Receivables from sale of fuel	131,088	99,649
Others (Note i)	2,214,363	2,077,156

Subtotal other receivables	2,345,451	2,176,805

Loss allowances	(62,296)	(52,531)

Total other receivables, net	2,283,155	2,124,274

Profit compensation from Huaneng Group	–	457,727
VAT recoverable	1,950,146	1,773,396
Finance lease receivables	474,075	483,691
Designated loan to a joint venture	80,000	80,000
Others	136,610	136,610

Gross total	6,849,153	6,272,932

Net total	6,781,350	6,217,763

Note i:
Included in others were advances amounting to RMB154 million as at 30 June 2020 (31 December 2019: RMB232 million) which were due from Huangtai #8 Power Plant with an indefinite repayment term. For the six months ended 30 June 2020, the Group received total accumulated repayments amounting to RMB78 million (for the year ended 31 December 2019: RMB34 million).

5.	ACCOUNTS RECEIVABLES

Accounts receivable comprised the following:

	As at 30 June 2020	As at 31 December 2019

Accounts receivable	28,040,294	26,911,837
Notes receivable	7,765,362	5,552,422

	35,805,656	32,464,259

Less: loss allowance	193,358	195,320

Total	35,612,298	32,268,939

Analysed into:
Accounts receivable
– At amortised cost	26,328,130	25,547,258
– At fair value through other comprehensive income	1,712,164	1,364,579

Notes receivable
– At amortised cost	7,765,362	5,552,422

In December 2019, the Group’s subsidiary Shandong Power entered into an agreement of a single assets management plan (the “Assets Management Plan”) with Yingda Securities Co., Ltd (“Yingda”). Under the Assets Management Plan, the Group is not exposed to default risks of the accounts receivable after the transfer. Subsequent to the transfer, the Group did not retain any rights on the use of the accounts receivable, including the sale, transfer or pledge of the accounts receivable to any other third parties. The Assets Management Plan is in revolving structure, and Yingda is expected to purchase the accounts receivable from Shandong Power every quarter in the next one year. According to the Assets Management Plan, the Group assessed that all of the transferred accounts receivable qualifies for derecognition. The original carrying value in aggregate of the accounts receivable transferred and derecognised under the arrangement in 2020 that have not been settled as at 30 June 2020 was RMB1,000 million (31 December 2019: RMB1,000 million).

During the period ended 30 June 2020, the Group recognised RMB21,857 thousand loss on the date of transfer of the accounts receivable (for the year ended 31 December 2019: RMB10,528 thousand).

Ageing analysis of accounts receivable and notes receivable was as follows:

	As at 30 June 2020	As at 31 December 2019

Within 1 year	35,156,901	31,566,008
Between 1 and 2 years	379,166	696,401
Between 2 and 3 years	106,463	57,667
Over 3 years	163,126	144,183

Total	35,805,656	32,464,259

As at 30 June 2020, the maturity period of the notes receivable ranged from 1 month to 12 months (31 December 2019: from 1 month to 12 months).

6.	DIVIDENDS OF ORDINARY SHARES AND CUMULATIVE DISTRIBUTION OF OTHER EQUITY INSTRUMENTS

(a)	Dividends of ordinary shares

On 24 June 2020, upon the approval from the annual general meeting of the shareholders, the Company declared 2019 final dividend of RMB0.135 (2018 final: RMB0.10) per ordinary share, totalling approximately RMB2,119 million (2018 final: RMB1,570 million). As at 30 June 2020, the Company has not paid the dividend (30 June 2019: the Company made dividend payments of RMB1,100 million and RMB470 million was to be paid).

(b)	Cumulative distribution of other equity instruments

In 2017, the Company issued two tranches of perpetual corporate bonds with the net proceeds of approximately RMB2,500 million and RMB2,500 million, respectively. The perpetual corporate bonds are issued at par value with initial distribution rates of 5.05% and 5.17%. The interests of the perpetual corporate bonds are recorded as distributions, which are paid annually in arrears in September in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (e.g. distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The perpetual corporate bonds have no fixed maturity date and are callable at the Company’s discretion in whole in August 2020 and 2022 respectively, the payment of the principal may be deferred for each renewal period as 3 and 5 years. The applicable distribution rate will be reset on the first call date and in each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In 2018, the Company issued three tranches of Yingda Insurance Financing Plan (the “Yingda plan”) with the aggregate proceeds of RMB5,000 million. The Yingda plan has no fixed period with an initial distribution rate of 5.79%. The interests of the financing plan are recorded as distributions, which are paid annually in arrears in June and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (e.g. distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The Yingda plan has no fixed maturity date and are callable at the Company’s discretion in whole at each distribution date after the 8th year of issuance, or the payment of the principal may be deferred at each distribution date aforementioned. The applicable distribution rate will be reset during the period from the 9th to the 11th years after the issuance, the period from the 11th to the 13th years after the issuance and the 13th year onwards after the issuance, to the higher of the initial distribution rate plus 300 basis points and the 10-year treasury bond yield in the 9th year after the issuance plus 600 basis points, the higher of the initial distribution rate plus 600 basis points and the 10-year treasury bond yield in the 11th year after the issuance plus 900 basis points and the higher of the initial distribution rate plus 900 basis points and the 10-year treasury bond yield in the 13th year after the issuance plus 1,200 basis points, respectively.

In 2019, the Company issued two tranches of China Life Financing Plan (the “China Life plan”) with the aggregate proceeds of RMB4,330 million. The China Life plan has no fixed period with an initial distribution rate of 5.05%. The interests of the China Life plan are recorded as distributions, which are paid annually in arrears in March, June, September and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The China Life plan has no fixed maturity date and are callable at the Company’s discretion in whole at each distribution date after the 8th year of issuance, or the payment of the principal may be deferred at each distribution date aforementioned. The applicable distribution rate will be reset during the period from the 9th year after the issuance, the basis rate plus 300 basis points, and will remain 8.05% afterwards.

In 2019, the Company issued two tranches of PICC Financing Plan (the “PICC plan”) with the aggregate proceeds of RMB2,670 million. The PICC plan has no fixed period with an initial distribution rate of 5.10%. The interests of the PICC plan are recorded as distributions, which are paid annually in arrears in March, June, September and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occurred. The PICC plan has no fixed maturity date and are callable at the Company’s discretion in whole at each distribution date after the 10th year of issuance, or the payment of the principal may be deferred at each distribution date aforementioned. The applicable distribution rate will be reset during the period from the 11th year after the issuance, the basis rate plus 300 basis points, and will remain 8.10% afterwards.

In October 2019, the Company issued two tranches of medium-term notes with the net proceeds of approximately RMB2,000 million and RMB2,000 million, respectively. The medium-term notes are issued at par value with initial distribution rates of 4.08% and 4.05%. The interests of the medium-term notes are recorded as distributions, which are paid annually in arrears in October in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The medium-term notes have no fixed maturity date and are callable at the Company’s discretion at specific time, and the payment of the principal may be deferred for each renewal period as 3 years, respectively. The applicable distribution rate will be reset on the first call date and in each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In November 2019, the Company issued two tranches of medium-term notes with the net proceeds of approximately RMB2,500 million and RMB1,500 million, respectively. The medium term notes are issued at par value with initial distribution rates of 4.15% and 4.53%, respectively. The interests of the medium-term notes are recorded as distributions, which are paid annually in arrears in November in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The medium-term notes have no fixed maturity date and are callable at the Company’s discretion at specific time, and the payment of the principal may be deferred for each renewal period as 3 and 5 years. The applicable distribution rate will be reset on the first call date and in each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In March 2020, the Company issued two tranches of perpetual corporate bonds with the net proceeds of approximately RMB2,000 million and RMB1,000 million, respectively. The perpetual corporate bonds are issued at par value with initial distribution rates of 3.58% and 3.85%. The interests of the perpetual corporate bonds are recorded as distributions, which are paid annually in arrears in March in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (e.g. distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The perpetual corporate bonds have no fixed maturity date and are callable at the Company’s discretion in whole in February 2023 and February 2025 respectively, and the payment of the principal may be deferred for each renewal period as 3 and 5 years. The applicable distribution rate will be reset on the first call date and in each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In April 2020, the Company issued medium-term notes with the net proceeds of approximately RMB3,000 million. The medium term notes are issued at par value with an initial distribution rate of 3.18%. The interests of the medium-term notes are recorded as distributions, which are paid annually in arrears in April in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The medium-term notes have no fixed maturity date and are callable at the Company’s discretion at specific time, and the payment of the principal may be deferred for each renewal period as 3 years. The applicable distribution rate will be reset on the first call date and in each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In April 2020, the Company issued the third tranche of the China Life plan with the proceeds of RMB3,570 million. The China Life plan has no fixed period with an initial distribution rate of 4.75%. The interests of the China Life plan are recorded as distributions, which are paid annually in arrears in March, June, September and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The China Life plan has no fixed maturity date and are callable at the Company’s discretion in whole at each distribution date after the 8th year of issuance, or the payment of the principal may be deferred at each distribution date aforementioned. The applicable distribution rate will be reset during the period from the 9th year after the issuance, the basis rate plus 300 basis points, and will remain afterwards.

In April 2020, the Company issued the third tranche of the PICC plan with the aggregate proceeds of RMB930 million. The PICC plan has no fixed period with an initial distribution rate of 4.75%. The interests of the PICC plan are recorded as distributions, which are paid annually in arrears in March, June, September and December in each year and may be deferred at the discretion of the Company unless compulsory payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The PICC plan has no fixed maturity date and are callable at the Company’s discretion in whole at each distribution date after 10th year of issuance, or the payment of the principal may be deferred at each distribution date aforementioned. The applicable distribution rate will be reset during the period from the 11th year after the issuance, the basis rate plus 300 basis points, and will remain afterwards.

In April 2020, the Company issued perpetual corporate bonds with the net proceeds of approximately RMB2,500 million. The perpetual corporate bonds are issued at par value with an initial distribution rate of 3.09%. The interests of the perpetual corporate bonds are recorded as distributions, which are paid annually in arrears in April in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (e.g. distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The perpetual corporate bonds have no fixed maturity date and are callable at the Company’s discretion in whole in March 2023, and the payment of the principal may be deferred for each renewal period as 3 years. The applicable distribution rate will be reset on the first call date and in each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

In June 2020, the Company issued medium-term notes with the net proceeds of approximately RMB3,500 million. The medium term notes are issued at par value with an initial distribution rate of 3.60%. The interests of the medium-term notes are recorded as distributions, which are paid annually in arrears in June in each year and may be deferred at the discretion of the Company unless compulsory distribution payment events (distributions to ordinary shareholders of the Company or reduction of the registered capital of the Company) occur. The medium-term notes have no fixed maturity date and are callable at the Company’s discretion at specific time, and the payment of the principal may be deferred for each renewal period as 3 years. The applicable distribution rate will be reset on the first call date and in each renewal period after the first call date, to the sum of the applicable benchmark interest rate, the initial spread and 300 basis points per annum.

The perpetual corporate bonds, financing plans and medium-term notes were recorded as equity in the consolidated financial statements. For the six months ended 30 June 2020, the profit attributable to holders of other equity instruments, based on the applicable rate, was RMB731.1 million, and the cumulative distribution paid-in the six months ended 30 June 2020 was RMB366 million.

7.	LONG-TERM BONDS

Long-term bonds comprised the following:

	As at 30 June 2020	As at 31 December 2019

2016 corporate bonds (5 years)	3,000,100	3,000,072
2016 corporate bonds (10 years)	1,199,990	1,199,985
2017 medium-term notes (5 years)	5,006,815	5,001,878
2017 debt financing instrument (3 years)	499,987	499,846
2017 corporate bonds (3 years)	2,299,988	2,299,962
2018 corporate bonds (3 years)	1,500,053	1,500,040
2018 medium-term notes (3 years)	2,997,535	2,996,069
2018 medium-term notes (3 years)	2,002,756	2,001,342
2018 debt financing instrument (3 years)	2,497,006	2,495,547
2018 corporate bonds (10 years)	5,000,014	4,999,993
2019 corporate bonds (10 years)	2,299,994	2,299,990
2019 corporate bonds (3 years)	1,000,016	1,000,007
2019 medium-term notes (3 years)	499,002	498,759
2019 medium-term notes (5 years)	1,494,152	1,493,433
2020 corporate bonds (5 years)	2,116,973	–
2020 corporate bonds (10 years)	2,108,804	–

Subtotal	35,523,185	31,286,923

Less: current portion of long-term bonds	10,297,664	2,799,808

Total	25,225,521	28,487,115

Outstanding corporate bonds, medium-term notes and debt financing instrument of the Group as at 30 June 2020 are summarised as follows:

Type of Instruments	Face Value	Issuance Date	Initial Period	Initial Distribution Rate	Effective Rate	Issue Price	Balance as at 31 December 2019	Issued Amount	Amortisation	Foreign exchange loss/(gain)	Foreign currency translation differences	Balance as at 30 June 2020

2016 corporate bonds (5 years)	3,000,000	June 2016	5 years	3.48%	3.48%	3,000,000	3,000,072	–	28	–	–	3,000,100
2016 corporate bonds (10 years)	1,200,000	June 2016	10 years	3.98%	3.98%	1,200,000	1,199,985	–	5	–	–	1,199,990
2017 medium-term notes (5 years)	5,000,000	July 2017	5 years	4.69%	4.90%	5,000,000	5,001,878	–	4,937	–	–	5,006,815
2017 debt financing instrument (3 years)	500,000	July 2017	3 years	4.75%	4.81%	500,000	499,846	–	141	–	–	499,987
2017 corporate bonds (3 years)	2,300,000	November 2017	3 years	4.99%	4.99%	2,300,000	2,299,962	–	26	–	–	2,299,988
2018 corporate bonds (3 years)	1,500,000	April 2018	3 years	4.90%	4.90%	1,500,000	1,500,040	–	13	–	–	1,500,053
2018 medium-term notes (3 years)	3,000,000	May 2018	3 years	4.80%	4.91%	3,000,000	2,996,069	–	1,466	–	–	2,997,535
2018 medium-term notes (3 years)	2,000,000	July 2018	3 years	4.41%	4.56%	2,000,000	2,001,342	–	1,414	–	–	2,002,756
2018 debt financing instrument (3 years)	2,500,000	July 2018	3 years	4.68%	4.81%	2,500,000	2,495,547	–	1,459	–	–	2,497,006
2018 corporate bonds (10 years)	5,000,000	September 2018	10 years	5.05%	5.05%	5,000,000	4,999,993	–	21	–	–	5,000,014
2019 corporate bonds (10 years)	2,300,000	April 2019	10 years	4.70%	4.70%	2,300,000	2,299,990	–	4	–	–	2,299,994
2019 corporate bonds (3 years)	1,000,000	July 2019	3 years	3.55%	3.55%	1,000,000	1,000,007	–	9	–	–	1,000,016
2019 medium-term notes (3 years)	500,000	July 2019	3 years	3.55%	3.65%	500,000	498,759	–	243	–	–	499,002
2019 medium-term notes (5 years)	1,500,000	July 2019	5 years	3.85%	3.96%	1,500,000	1,493,433	–	719	–	–	1,494,152
2020 corporate bonds (5 years)	2,108,865	February 2020	5 years	2.25%	2.32%	2,108,865	–	2,108,865	(10,618)	(5,764)	24,490	2,116,973
2020 corporate bonds (10 years)	2,108,865	February 2020	10 years	2.63%	2.71%	2,108,865	–	2,108,865	(18,787)	(5,764)	24,490	2,108,804

Total						35,517,730	31,286,923	4,217,730	(18,920)	(11,528)	48,980	35,523,185

Outstanding corporate bonds, medium-term notes and debt financing instrument of the Group as at 31 December 2019 are summarised as follows:

Type of Instruments	Face Value	Issuance Date	Initial Period	Initial Distribution Rate	Effective Rate	Issue Price	Balance as at 31 December 2018	Issued Amount	Amortisation	Repayment	Balance as at 31 December 2019

2014 medium-term notes (5 years)	4,000,000	July 2014	5 years	5.30%	5.37%	4,000,000	3,993,479	–	6,521	(4,000,000)	–
2016 corporate bonds (5 years)	3,000,000	June 2016	5 years	3.48%	3.48%	3,000,000	3,000,010	–	62	–	3,000,072
2016 corporate bonds (10 years)	1,200,000	June 2016	10 years	3.98%	3.98%	1,200,000	1,199,973	–	12	–	1,199,985
2017 medium-term notes (5 years)	5,000,000	July 2017	5 years	4.69%	4.90%	5,000,000	5,000,939	–	939	–	5,001,878
2017 debt financing instrument (3 years)	500,000	July 2017	3 years	4.75%	4.81%	500,000	499,563	–	283	–	499,846
2017 corporate bonds (3 years)	2,300,000	November 2017	3 years	4.99%	4.99%	2,300,000	2,299,916	–	46	–	2,299,962
2018 corporate bonds (3 years)	1,500,000	April 2018	3 years	4.90%	4.90%	1,500,000	1,500,010	–	30	–	1,500,040
2018 medium-term notes (3 years)	3,000,000	May 2018	3 years	4.80%	4.91%	3,000,000	2,993,135	–	2,934	–	2,996,069
2018 medium-term notes (3 years)	2,000,000	July 2018	3 years	4.41%	4.56%	2,000,000	1,998,518	–	2,824	–	2,001,342
2018 debt financing instrument (3 years)	2,500,000	July 2018	3 years	4.68%	4.81%	2,500,000	2,492,636	–	2,911	–	2,495,547
2018 corporate bonds (10 years)	5,000,000	September 2018	10 years	5.05%	5.05%	5,000,000	4,999,963	–	30	–	4,999,993
2019 corporate bonds (10 years)	2,300,000	April 2019	10 years	4.70%	4.70%	2,300,000	–	2,300,000	(10)	–	2,299,990
2019 corporate bonds (3 years)	1,000,000	July 2019	3 years	3.55%	3.55%	1,000,000	–	1,000,000	7	–	1,000,007
2019 medium-term notes (3 years)	500,000	July 2019	3 years	3.55%	3.65%	500,000	–	500,000	(1,241)	–	498,759
2019 medium-term notes (5 years)	1,500,000	July 2019	5 years	3.85%	3.96%	1,500,000	–	1,500,000	(6,567)	–	1,493,433

Total						35,300,000	29,978,142	5,300,000	8,781	(4,000,000)	31,286,923

8.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:

	As at 30 June 2020	As at 31 December 2019

Accounts and notes payable	14,571,097	15,850,958
Payables to contractors for construction	12,327,462	12,695,720
Retention payables to contractors	1,498,688	1,537,024
Consideration payables for business acquisition (note 14)	22,842	–
Accrued interests	1,334,290	1,276,703
Others	7,016,292	5,909,676

Total	36,770,671	37,270,081

Ageing analysis of accounts and notes payable was as follows:

	As at 30 June 2020	As at 31 December 2019

Within 1 year	14,269,811	15,435,470
Between 1 to 2 years	139,277	311,880
Over 2 years	162,009	103,608

Total	14,571,097	15,850,958

9.	SHORT-TERM BONDS

Outstanding short-term bonds as at 30 June 2020 are summarised as follows:

Type of Instruments	Face Value	Issuance Date	Maturity	Coupon Rate	Issue Price	Balance as at 31 December 2019	Issued Amount	Interest	Amortisation	Repayment	Balance as at 30 June 2020

Super short-bond (2019 9th)	5,000,000	October 2019	180 days	2.09%	5,000,000	5,018,170	–	33,977	(754)	(5,051,393)	–
Super short-bond (2019 10th)	2,000,000	November 2019	90 days	2.00%	2,000,000	2,006,098	–	3,934	(196)	(2,009,836)	–
Super short-bond (2019 11th)	2,000,000	December 2019	60 days	1.80%	2,000,000	2,001,267	–	4,722	(87)	(2,005,902)	–
Super short-bond (2020 1st)	2,000,000	February 2020	90 days	1.70%	2,000,000	–	2,000,000	8,361	–	(2,008,361)	–
Super short-bond (2020 2nd)	2,000,000	February 2020	60 days	1.50%	2,000,000	–	2,000,000	4,918	–	(2,004,918)	–
Super short-bond (2020 3rd)	2,000,000	April 2020	60 days	1.20%	2,000,000	–	2,000,000	3,945	–	(2,003,945)	–
Super short-bond (2020 4th)	2,000,000	May 2020	90 days	1.20%	2,000,000	–	2,000,000	3,090	31	–	2,003,121

Total					17,000,000	9,025,535	8,000,000	62,947	(1,006)	(15,084,355)	2,003,121

10.	ADDITIONAL FINANCIAL INFORMATION ON UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2020, the net current liabilities of the Group amounted to approximately RMB70,183 million (31 December 2019: RMB80,839 million). On the same date, total assets less current liabilities were approximately RMB303,224 million (31 December 2019: RMB286,630 million).

11.	PROFIT BEFORE INCOME TAX EXPENSE

Profit before income tax expense was determined after charging/(crediting) the following:

	For the six months ended 30 June
	2020	2019

Total interest expense on borrowings	5,335,451	5,752,957
Less: amounts capitalised in property, plant and equipment	481,381	254,370

Interest expense charged in unaudited interim consolidated statement of comprehensive income	4,854,070	5,498,587
Including: interest expense on lease liabilities	102,524	66,403

Depreciation of property, plant and equipment	10,504,910	10,349,278
Depreciation of right-of-use assets	337,782	342,777

Included in other operating expenses:
– Operating expense of Ruyi Pakistan	1,369,766	1,765,686
– Other materials expense	686,847	779,046
– Electricity charges	484,534	457,351
– Cost of sales of raw materials	254,982	272,195
– Water charges	245,238	279,704
– Insurance expense	193,349	166,202
– Cleaning, greening and fire protection expense	170,302	153,472
– Purchase of power generation quota	149,796	178,356
– Water conservancy fund and disabled security fund	108,588	91,065
– Test and inspection expense	105,325	69,877
– Service charge	104,062	56,105
– Transportation allowance	72,427	76,356
– Agent and consulting expense	71,868	46,126
– Office expense	63,783	78,781

	For the six months ended 30 June
	2020	2019

– Minimum lease payments under operating leases, lease payments not included in the measurement of lease liabilities	61,455	62,207
– Service concession construction cost	59,059	186,007
– Research and development expenditure	56,565	8,696
– Amortisation of other non-current assets	56,205	34,436
– Heating pipeline related cost	55,809	68,409
– Property management expense	49,802	28,134
– Pollutant charge	40,182	19,796
– Information technology maintenance expense	38,330	49,656
– Travel expense	26,949	59,912
– Donation	17,387	2,845
– Business entertainment expense	5,654	18,674
– Recognition of loss allowance for receivables	2,164	(1,302)
– Penalty	1,964	2,326
– Recognition/(reversal) of provision for inventory obsolescence	278	(15,690)
– Impairment loss of property, plant and equipment	–	259,922
– Net gain on disposal of non-current assets	(2,569)	(14,791)
– Gain of Three Supplies and Property Management	(13,557)	(23,208)
– Government grants	(392,238)	(389,082)
– Others	384,081	359,558

Total	4,528,387	5,186,827

12.	INCOME TAX EXPENSE

	For the six months ended 30 June
	2020	2019

Current income tax expense	1,801,529	1,361,752
Deferred income tax	93,914	(15,236)

Total	1,895,443	1,346,516

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the six months ended 30 June 2020 (for the six months ended 30 June 2019: nil).

The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC branches and subsidiaries that are tax exempted or taxed at preferential tax rates, as determined in accordance with the relevant PRC income tax rules and regulations for the six months ended 30 June 2020 and 2019.

The income tax rate applicable to Singapore subsidiaries is 17% (for the six months ended 30 June 2019: 17%). The Company’s overseas subsidiary in Pakistan engaged in the power generation business is entitled to an income tax exemption according to Pakistani 2015 Fiscal Act. Another subsidiary located in Pakistan engaged in the provision of maintenance services. Before 1 July 2019, the subsidiary’s tax liability would be calculated as the amount which is the highest of (i) normal tax at the rate of 29% of taxable income; (ii) Alternative Corporate Tax (ACT) at the rate of 17% of accounting profit; and (iii) minimum tax deductible at 8% of the revenue. If the income tax calculated is above the normal tax at the rate of 29%, it would be carried forward to subsequent years for settlement against the liabilities of the following years. The carry forward period is 5 years in the case of minimum tax and 10 years in the case of ACT. However, from 1 July 2019, if the minimum tax liability is above the normal tax calculated, it cannot be carried forward to subsequent years.

The reconciliation of the effective income tax rate from the statutory income tax rate is as follows:

	For the six months ended 30 June
	2020	2019

PRC statutory enterprise income tax rate	25.00%	25.00%
Effect of different tax rates of certain subsidiaries	(3.44%)	(2.16%)
Utilisation of previously unrecognised tax losses and deductible temporary differences	(1.17%)	(0.97%)
Unrecognized deductible temporary differences	0.83%	0.11%
Unrecognized tax losses for the period	3.35%	4.51%
Effect of non-taxable income	(3.04%)	(3.15%)
Effect of non-deductible expenses	0.25%	0.51%
Others	0.28%	(0.40%)

Effective tax rate	22.06%	23.45%

13.	EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company excluding cumulative distribution of other equity instruments by the weighted average number of the Company’s outstanding ordinary shares during the period.

	For the six months ended 30 June
	2020	2019

Consolidated net profit attributable to equity holders of the Company	5,441,025	3,441,565
Less: Cumulative distribution of other equity instruments	731,099	272,254

Consolidated net profit attributable to ordinary shareholders of the Company	4,709,926	3,169,311

Weighted average number of the Company’s outstanding ordinary shares (’000)	15,698,093	15,698,093

Basic and diluted earnings per share (RMB)	0.30	0.20

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the six-month periods ended 30 June 2020 and 2019.

14.	BUSINESS COMBINATION

On 30 June 2020, the Group’s subsidiary, Shandong Power, acquired 82.23% interest in Huaneng Shandong Taifeng Renewable Energy Co., Ltd. (“Taifeng Renewable Energy”) from Huaneng Taishan Power Co., Ltd. (“Taishan Power”), a fellow subsidiary of the Company. Taifeng Renewable Energy is mainly engaged in power generation and sales business. The acquisition was made as part of the Group’s strategy to increase the Company’s generation capacity in the relevant areas. The total cash consideration for the acquisition was RMB228 million, with RMB205 million paid at the acquisition date and the remaining RMB23 million unpaid as at 30 June 2020.

The fair value of the identifiable assets and liabilities of Taifeng Renewable Energy as at the date of acquisition were as follows:

Fair value recognised on acquisition
(Unaudited)

Assets
Property, plant and equipment	722,076
Right-of-use assets	91,229
Other non-current assets	1,401
Other receivables and assets	60,038
Accounts receivable	153,644
Bank balances and cash	6,315

1,034,703

Fair value recognised on acquisition
(Unaudited)

Liabilities
Long-term loans	(589,000)
Lease liabilities	(90,370)
Deferred income tax liabilities	(9,213)
Accounts payable and other liabilities	(42,980)
Taxes payable	(20)
Current portion of long-term loans	(31,200)
Current portion of lease liabilities	(1,225)

(764,008)

Total identifiable net assets at fair value	270,695
Non-controlling interests	(48,103)

Goodwill on acquisition	5,828

Satisfied by cash	228,420

Goodwill arising from the acquisition is attributable to the synergies expected to arise after the acquisition of the equity interests in the subsidiary stated above. None of the goodwill recognised is expected to be deductible for income tax purposes.

The Group measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the favourable terms of the leases relative to market terms.

An analysis of the cash flows in respect of the acquisition of a subsidiary is as follows:

Acquisition date

Cash consideration	(228,420)
Consideration to be paid (note 8)	22,842
Cash and bank balances acquired	6,315

Net outflow of cash and cash equivalents included in cash flows from investing activities	(199,263)

Transaction costs of the acquisition included in cash flows from operating activities	–

(199,263)

Since the acquisition was completed on 30 June 2020, Taifeng Renewable Energy contributed nil to the Group’s revenue and the consolidated profit for the period ended 30 June 2020.

Had the combination taken place at the beginning of the period, the revenue from continuing operations of the Group and the profit of the Group for the period would have been RMB79,174 million and RMB6,707 million, respectively.

B.	Financial Information Extracted from Consolidated Financial Statements Prepared Under PRC GAAP
(Amounts expressed in RMB Yuan unless otherwise stated)

1.	FINANCIAL HIGHLIGHTS AND FINANCIAL RATIOS (UNAUDITED)

	Unit	As at 30 June 2020	As at 31 December 2019 (restated)	Variance (%)

Total assets	Yuan	425,099,707,285	414,632,485,179	2.52
Total equity attributable to equity holders of the Company	Yuan	117,227,334,414	98,712,443,614	18.76

	For the six months ended 30 June
	Unit	2020	2019 (restated)	Variance (%)

Operating revenue	Yuan	79,121,704,124	83,467,757,622	(5.21)
Profit before taxation	Yuan	9,152,630,456	6,378,225,032	43.50
Net profit attributable to equity holders of the Company	Yuan	5,732,920,707	3,828,872,409	49.73
Net profit attributable to equity holders of the Company (excluding non-recurring items)	Yuan	5,475,374,106	3,464,788,689	58.03
Basic earnings per share	Yuan/per share	0.32	0.23	39.13
Basic earnings per share (excluding non-recurring items)	Yuan/per share	0.30	0.20	50.00
Diluted earnings per share	Yuan/per share	0.32	0.23	39.13
Return on net assets (weighted average)%		6.60	4.71	40.13
Net cash flow from operating activities	Yuan	15,879,856,511	16,723,039,698	(5.04)
Net cash flow from operating activities per share	Yuan/per share	1.01	1.07	(5.61)

Note:	Formula of key financial ratios:

Basic earnings per share =
Net profit attributable to ordinary shareholders of the company for the period/Weighted average number of ordinary shares

Return on net assets =
Net profit attributable to equity holders of the Company for the period/Weighted average equity attributable to equity holders of the Company (excluding non-controlling interests) x 100%

2.	ITEMS AND AMOUNTS OF NON-RECURRING ITEMS

Non-recurring Items	For the six months ended 30 June 2020

Net gain from disposal of non-current assets	2,569,262
Government grants recognized though profit or loss	368,107,705
The investment income of derivative financial instruments and other equity instrument investments (excluding effective hedging instruments related to operating activities of the company)	(83,202,122)
Reversal of doubtful accounts receivable individually tested for impairments	225,621
Net profit of an acquiree under common control before the acquisition date	7,047,713
Gain on entrusted loans	1,759,333
Non-operating income and expenses besides items above	69,576,081
Other items recorded in the profit and loss in accordance with the definition of non-recurring items	(2,744,786)

Sub total	363,338,807

Impact of income tax	(81,484,301)
Impact of non-controlling interests (net of tax)	(24,307,905)

Total	257,546,601

3.	INCOME STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2020

	For the six months ended 30 June
	2020	2019	2020	2019
	Consolidated	Consolidated	The Company	The Company
		(restated)

1. Operating revenue	79,121,704,124	83,467,757,622	20,984,028,280	22,823,317,556
Less: Operating cost	63,567,047,914	69,754,073,700	16,904,231,073	18,938,209,407
Taxes and surcharges	886,996,724	924,246,211	269,278,253	262,752,447
Selling expenses	55,437,557	48,411,586	15,677,060	9,444,463
General and administrative expenses	2,023,575,761	1,888,294,812	835,072,305	762,279,841
Research and development expenses	56,564,525	8,695,605	42,644,857	4,817,361
Financial expenses, net	4,796,400,209	5,519,805,068	1,469,115,376	1,921,460,903
Including: Interest expenses	4,871,016,347	5,516,224,104	1,481,418,610	1,948,905,561
Interest income	(154,537,881)	(120,654,573)	(54,676,237)	(27,626,365)
Add: Other income	392,460,591	395,998,945	88,349,949	89,418,274
Investment income	941,195,258	735,631,457	1,905,707,604	2,233,131,194
Including: investment income from associates and joint ventures	1,043,627,111	724,846,241	985,640,421	688,285,323
Loss from termination recognition of financial assets measured at amortised cost	(21,914,594)	–	–	–
Gain on changes in fair value	255,385	17,609,936	–	–
Credit loss	(2,163,996)	1,249,072	–	–
Impairment loss	(278,490)	(244,232,454)	–	–
Gain on disposal of assets	442,594	5,481,307	208,829	3,781,012

2. Operating profit	9,067,592,776	6,235,968,903	3,442,275,738	3,250,683,614
Add: Non-operating income	116,217,485	161,747,984	55,151,875	7,233,193
Less: Non-operating expenses	31,179,805	19,491,855	11,590,872	6,047,985

3. Profit before taxation	9,152,630,456	6,378,225,032	3,485,836,741	3,251,868,822
Less: Income tax expense	2,037,829,535	1,506,631,640	677,710,964	433,908,110

4. Net profit	7,114,800,921	4,871,593,392	2,808,125,777	2,817,960,712
Including: the net profit of the merged party before the merger under the same control	7,047,713	13,488,870	–	–

	For the six months ended 30 June
	2020	2019	2020	2019
	Consolidated	Consolidated	The Company	The Company
		(restated)

(1) Classification according to the continuity of operation
– Continuous operating net profit	7,114,800,921	4,871,593,392	2,808,125,777	2,817,960,712
(2) Classification according to ownership Attributable to:
– Equity holders of the Company	5,732,920,707	3,828,872,409	2,808,125,777	2,817,960,712
– Non-controlling interests	1,381,880,214	1,042,720,983	–	–

5. Earnings per share
Basic earnings per share	0.32	0.23	——	——
Diluted earnings per share	0.32	0.23	——	——

6. Other comprehensive (loss)/income, net of tax	(668,200,728)	759,332,241	(130,383,196)	659,854,034
Other comprehensive (loss)/income, net of tax, attributable to shareholders of the company	(519,116,898)	997,887,742	(130,383,196)	659,854,034

(a) Items that will not be reclassified to profit or loss:
Including:
Fair value changes of other equity instrument investments	(565,994)	123,781,663	–	123,403,395
Share of other comprehensive (loss)/income of investees accounted for under the equity method (non-recycling)	(131,390,728)	535,607,504	(131,390,728)	535,607,504

	For the six months ended 30 June
	2020	2019	2020	2019
	Consolidated	Consolidated	The Company	The Company
		(restated)

(b) Items that may be reclassified subsequently to profit or loss:
Including:
Share of other comprehensive income of investees accounted for under the equity method (recycling)	1,007,532	229,587	1,007,532	229,587
Effective portion of cash flow hedges	(91,143,512)	321,345,046	–	613,548
Translation differences of the financial statements of foreign operations	(297,024,196)	16,923,942	–	–
Other comprehensive loss net of tax, attributable to non–controlling interests	(149,083,830)	(238,555,501)	–	–

7. Total comprehensive income	6,446,600,193	5,630,925,633	2,677,742,581	3,477,814,746

Attributable to
– Equity holders of the Company	5,213,803,809	4,826,760,151	2,677,742,581	3,477,814,746
– Non-controlling interests	1,232,796,384	804,165,482	–	–

4.	CONSOLIDATED NET PROFIT RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Group in conformity with Accounting Standards for Business Enterprises (“PRC GAAP”), differ in certain respects from those under IFRS. Major impact of adjustments for IFRS, on the consolidated net profit attributable to equity holders of the Company, is summarised as follows:

	Consolidated net profit attributable to equity holders of the Company For the six months ended 30 June
	2020	2019
	RMB (in thousands)	RMB (in thousands)

Consolidated net profit attributable to equity holders of the Company under PRC GAAP (restated)	5,732,921	3,828,872

Impact of IFRS adjustments:
Differences in accounting treatment on business combinations under common control and depreciation, amortisation, disposal and impairment of assets acquired in business combinations under common control (A)	(550,305)	(641,005)
Difference on depreciation related to borrowing costs capitalised in previous years (B)	(13,508)	(13,508)
Others	7,060	17,810
Applicable deferred income tax impact of the GAAP differences above (C)	142,386	160,009
Profit attributable to non-controlling interests on the adjustments above	122,471	89,387

Consolidated net profit attributable to equity holders of the Company under IFRS	5,441,025	3,441,565

(A)
Differences in accounting treatment on business combinations under common control and depreciation, amortisation, disposal and impairment of assets acquired in business combination under common control

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, for business combinations under common control, the assets and liabilities acquired are measured at the carrying amounts of the acquirees in the consolidated financial statements of the ultimate controlling party on the acquisition date. The difference between the carrying amounts of the net assets acquired and the consideration paid is adjusted to the equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition. The subsequent adjustment of contingent consideration after the acquisition date is also accounted for as an equity transaction.

For the business combination occurred prior to 1 January 2007, in accordance with the Previous Accounting Standards and Accounting System (“Previous PRC GAAP”), when equity interests acquired are less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of the consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as an equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for using a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Group elected to adopt the purchase method to account for the business combinations under common control. The assets and liabilities acquired are recorded at fair values by the acquirer. The excess of acquisition cost over the proportionate share of fair values of net identifiable assets acquired is recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carries at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Group from the acquisition dates onwards. The contingent consideration not classified as equity is measured at fair value at each reporting date with the changes in fair value recognised in profit or loss, if such changes are not measurement-period adjustments.

As mentioned above, the differences in the accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortisation in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences will be gradually eliminated following subsequent depreciation, amortisation and disposal of related assets.

(B)	Effect of depreciation on the capitalisation of borrowing costs in previous years

In previous years, under the Previous PRC GAAP, the scope of capitalisation of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalised. In accordance with IFRS, the Group capitalised borrowing costs on general borrowings used for the purpose of obtaining qualifying assets in addition to the capitalisation of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Group has adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalised borrowing costs included in the cost of related assets under IFRS before 1 January 2007.

(C)	Deferred income tax impact on GAAP differences

This represents related deferred income tax impact on the GAAP differences mentioned above where applicable.

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT REGARDING SPECIAL REPORT ON THE DEPOSIT
AND THE ACTUAL USE OF PROCEEDS IN THE FIRST HALF OF 2020

The Board of Directors of Huaneng Power International, Inc. (the “Company” or “Huaneng International”) prepared the Special Report on the Deposit and the Actual Use of Proceeds in the First Half of 2020 in accordance with Supervision Guide No.2 on Listed Companies – Regulatory on the Management and Use of Proceeds from Fund Raising of Listed Companies 《( 上市公司監管指引 第2號–上市公司募集資金管理和使用的監管要求》) (CSRC Notice [2012] No. 44) of the China Securities Regulatory Commission, Shanghai Stock Exchange’s Administrative Measures on Fund Raising of Listed Companies (2013 Revision) 《( 上海證券交易所上市公 司募集資金管理辦法（2013 年修訂）》) (Shang Zheng Gong Zi [2013] No. 13) and the Company’s Administrative Measures on Fund Raising of Huaneng Power International, Inc. The deposits and the actual use of Proceeds in the first half of 2020 are as follows:

1.	BASIC INFORMATION ON THE PROCEEDS

As approved by the China Securities Regulatory Commission with the “Approval on the Non- public Issuance of Shares of Huaneng Power International, Inc.” (Zheng Jian Xu Ke [2018] No. 696), the Company issued 497,709,919 A shares by way of non-public issuance to seven target subscribers at an issue price of RMB6.55 per share (the “Issuance”) in September 2018. The total proceeds raised from the Issuance were RMB3,259,999,969.45, with the net proceeds amounted to RMB3,245,329,969.59 after deducting the underwriting fees and commissions. As of 10 October 2018, the above-mentioned raised funds have all been put in place and have been verified by KPMG Huazhen Certified Public Accountants (Special General Partnership), and a Capital Verification Report (KPMG Huazhen Yanzi No. 1800388) has been issued.

As of 30 June 2020, the Company has used RMB2,101,859,694.10 (of which RMB155,009,206.16 was used in the first half of 2020) out of the Proceeds in total. The Balance of the unused proceeds to temporarily supplement working capital was RMB1,155,060,000.00. The balance of the Proceeds amounted to RMB1,170,114,833.74 (inclusive of interests).

2.	MANAGEMENT OF PROCEEDS

In order to regulate the management of proceeds of the Company and safeguard the interests of the investors, on 24 October 2018, the Company entered into a Three-Party Custody Agreement on Special Account for Proceeds (hereinafter referred to as “Th2e-Party Agreement”) with the Headquarters Business Office of Agricultural Bank of China Limited, and CITIC Securities Co., Ltd. (“CITIC Securities”) (as the sponsor) in accordance with the laws and regulations such as Supervision Guide No. 2 on Listed Companies – Regulatory on the Management and Use of Proceeds from Fund Raising of Listed Companies 《( 上市公司監管指引第2號–上市公司 募集資金管理 和使用的監管要求》) (CSRC Notice [2012] No. 44), Shanghai Stock Exchange’s Administrative Measures on Fund Raising of Listed Companies (2013 Revision) 《( 上 海 證 券 交 易所上市公司募集資金管理辦法（2013年修訂）》) (Shang Zheng Gong Zi [2013] No. 13) and the Administrative Measures on Fund Raising of Huaneng Power International, Inc. On 24 October 2018, the Company entered into a Four-Party Custody Agreement on Special Account for Proceeds (hereinafter referred to as “Four-Party Agreement”) with its subsidiary Huaneng Dongguan Combined Cycle Cogeneration Limited Liability Company, Bank of China Limited, Dongguan Branch, its subsidiary Huaneng Yancheng Dafeng New Energy Power Generation Limited Liability Company, Bank of China Limited, Nanjing Chengnan Sub-branch, its subsidiary Huaneng Mianchi Clean Energy Limited Liability Company, Industrial and Commercial Bank of China Limited, Zhengzhou Jianshe Road Sub-branch; its subsidiary Huaneng Anhui Huaining Wind Power Generation Co., Ltd., Agricultural Bank of China Limited, Hefei Xinzhan High-tech District Sub-branch; its subsidiary Huaneng Hainan Power Generation Limited Company, China Construction Bank Corporation, Haikou Haifu Sub-branch, its subsidiary Huaneng Ruijin Power Generation Co., Ltd., Agricultural Bank of China Limited, Ganzhou Ganxian Sub-branch and CITIC Securities, respectively. On 24 October 2018, the Company entered into Five-Party Custody Agreement on Special Account for Proceeds (hereinafter referred to as “Five-Party Agreement”) with Huaneng Hainan Power Generation Limited Company, Huaneng Yangpu Cogeneration Limited Company, Bank of China Limited, Yangpu Jinpu Sub- branch and CITIC Securities, respectively. There is no material difference between the above Three-Party Agreement, Four-Party Agreement and Five-Party Agreement and the Tripartite Supervision Agreement for the Deposit of Funds Raised by the Shanghai Stock Exchange. As of 30 June 2020, all parties has exercised their rights and performed their obligations under the Three-Party Agreement, Four-Party Agreement and Five-Party Agreement, respectively.

In accordance with the resolutions passed at the sixteenth meeting of the ninth session of the Board of Directors and the eighth meeting of the ninth session of the Supervisor Committee held on 11 December 2018 and the first extraordinary general meeting for year 2019 held on 30 January 2019, and based on progress in related projects, Yangpu Thermal Power Project in Hainan (700MW) and Ruijin Coal-fired Project Phase II (2,000MW) are excluded from the fundraising investment projects. In addition, the special accounts for Proceeds with China Construction Bank Corporation, Haikou Haifu Sub-branch and Bank of China Limited, Yangpu Jinpu Sub-branch were canceled on 28 March 2019, and the special account for Proceeds with

Agricultural Bank of China Limited, Ganxian Sub-branch was cancelled on 17 July 2019. As of 30 June 2020, the Company has 5 special accounts for Proceeds. The deposits of the Proceeds are as follows:

Unit: RMB Yuan

Serial No.	Account Name	Bank of Deposit	Account Number	Balance of Special Accounts for Proceeds (inclusive of interests)

1	Huaneng Power International, Inc.	Headquarters Office of Agricultural Bank of China Limited	81600001040016760	1,161,180.49
2	Huaneng Dongguan Combined Cycle Cogeneration Limited Liability Company	Bank of China Limited, Dongguan Branch	634070554518	41,674.5
3	Huaneng Yancheng Dafeng New Energy Power Generation Limited Liability Company	Bank of China Limited, Nanjing Chengnan Sub- branch	537872077686	2,322,313.53
4	Huaneng Mianchi Clean Energy Limited Liability Company	Industrial and Commercial Bank of China Limited, Zhengzhou Jianshe Road Sub-branch	1702020529020113582	10,502,796.68
5	Huaneng Anhui Huaining Wind Power Generation Co., Ltd.	Agricultural Bank of China Limited, Hefei Shuguang Sub-branch (Note)	12183001040036375	1,026,868.54
6	Huaneng Hainan Power Generation Limited Company	China Construction Bank Corporation, Haikou Haifu Sub-branch	46050100223600000474	Cancellation of account
7	Huaneng Ruijin Power Generation Co., Ltd.	Agricultural Bank of China Limited, Ganzhou Ganxian Sub-branch	14033101040017938	Cancellation of account
8	Huaneng Yangpu Cogeneration Limited Company	Bank of China Limited, Yangpu Jinpu Sub- branch	267530156721	Cancellation of account
	Total			15,054,833.74

Note:
Due to the restructuring of related bank, the deposit bank was changed from Agricultural Bank of China Limited, Hefei Xinzhan High-tech District Sub-branch to Agricultural Bank of China Limited, Hefei Shuguang Sub-branch. The account number remained unchanged.

3.	ACTUAL USE OF THE PROCEEDS DURING THE PERIOD

During the Reporting Period, the Company used the Proceeds in strict compliance with requirements of the Supervision Guide No.2 on Listed Companies – Regulatory on the Management and Use of Proceeds from Fund Raising of Listed Companies 《( 上市公司監管指引 第2號–上市公司募集資金管理和使用的監管要求》) (CSRC Notice [2012] No. 44), Shanghai Stock Exchange’s Administrative Measures on Fund Raising of Listed Companies (2013 Revision) 《( 上海證券交易所上市公司募集資金管理辦法 （2013年修訂）》) (Shang Zheng Gong Zi [2013] No.13) and the Administrative Measures on Fund Raising of Huaneng Power International, Inc.. The actual use of the Proceeds during the Reporting Period was detailed in the enclosed table Checklist on Use of the Proceeds.

4.	CHANGES IN USE OF FUND FOR THE FUNDRAISING INVESTMENT PROJECTS

In accordance with the resolutions considered and approved at the 16th meeting of the 9th session of the Board of Directors and the 8th meeting of the ninth session of the Board of Supervisors of the Company held on 11 December 2018, as well as the first extraordinary general meeting for year 2019 held on 30 January 2019, given that the actual proceeds raised from the Issuance are less than the aggregate amount of the proceeds proposed to be invested, and on the basis of principle on fulfilling use requirements of the Proceeds and minimizing operational risks in investment projects, the Company adjusted the specific fundraising investment projects, the order of priority and the specific investment amount of each project based on the priority of each project. Based on progress in related projects, Yangpu Thermal Power Project in Hainan (700MW) and Ruijin Coal-fired Project Phase II in Jiangxi (2,000MW) are excluded from the fundraising investment projects. Moreover, in accordance with the State- owned Assets Supervision and Administration Commission’s requirements concerning deleveraging and controlling ratio of debt/assets, the project capital ratio was adjusted to over 30%. In accordance with the resolutions considered and approved at the 24th meeting of the ninth session of the Board of Directors and the 13th meeting of the ninth session of the Board of Supervisors of the Company held on 3 January 2020, as well as the first extraordinary general meeting for year 2020 held on 5 March 2020, Huaneng Dongguan Combined Cycle Cogeneration Limited, the implementation subject of Xiegang Gas Turbine Project in Guangdong (800MW), intended to introduce an external shareholder. After such capital introduction, the Company’s shareholding ratio would be 80%, while the investor’s shareholding ratio would be 20%. The implementation subject of the fundraising investment project will be changed from a wholly-owned subsidiary of the Company to a controlling subsidiary of the Company. Details are set out in the enclosed Table 2: Details of Change in the Fundraising Investment Projects.

5.	ISSUES IN THE USE AND DISCLOSURE OF PROCEEDS

The Company has promptly, truly, accurately and fully disclosed the relevant information of Proceeds without any non-compliance in management of Proceeds.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
19 August 2020

Table 1: Checklist on Use of the Proceeds

Unit: RMB10,000

Actual net proceeds	324,533.00	Total Proceeds invested for the year (Note 1)	15,500.92
Total proceeds with changed use	175,467.00	Total accumulated Proceeds that are already invested	210,185.97
Percentage of total proceeds with changed use	54.07%

Projects with committed investments	Changed projects, including those with partial changes	Total committed investments amount from the Proceeds	Total investment amount after adjustment (1)	Committed investment amount as at the end of the period	Investment amount for the year	Total accumulated investment amount as at the end of the period (2)	Difference between accumulated investment amount and committed investment amount as at the end of the period	Progress in investment as at the end of the period (%) (3)=(2)/(1)	Expected usable date for the projects	Revenue generated during the year (total profit)	Whether the expected revenue can be reached	Whether significant changes have been made to the project feasibility
											(Note 2)

Xiegang Gas Turbine Project in Guangdong (800MW)	Yes	72,000.00	104,000.00	–	2,594.04	52,315.81	–	50.30	N/A	1,052.00	Yes	No
Dafeng Offshore Wind Power Project in Jiangsu (300MW)	Yes	248,227.23	174,231.84	–	11,383.76	124,223.43	–	71.30	9 October 2019	15,494.46	Yes	No
Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	Yes	17,076.37	24,614.56	–	302.33	17,962.42	–	72.97	10 May 2020	817.61	Yes	No
Longchi Wind Power Project in Anhui (100MW)	Yes	17,124.40	21,686.60	–	1,220.79	15,684.32	–	72.32	18 June 2019	2,161.65	Yes	No
Yangpu Thermal Power Project in Hainan (700MW)	Yes	72,234.00	–	–	–	–	–	–	–	–	–	–
Ruijin Coal-fired Project Phase II in Jiangxi (2,000MW)	Yes	73,338.00	–	–	–	–	–	–	–	–	–	–
Total	–	500,000.00	324,533.00	–	15,500.92	210,185.97	–	–	–	19,525.72	–	–

Reasons for failure to reach planned stage (for specific fundraising investment project)	N/A
Details of significant changes in project feasibility	N/A
Initial investment and capital replacement in fundraising investment projects
Before the Proceeds from the issuance were put in place, the Company has used some proprietary capital to support the construction of fundraising investment projects. From 27 March 2017 to 30 September 2018, the Company initially invested proprietary capital of RMB597,000,000.00.

In accordance with the Resolution on the Application of Proceeds in Replacement of Proprietary Capital Previously Invested in Fundraising Investment Projects passed at the 16th meeting of the ninth session of the Board of Directors of the Company, the Company was approved to replace the proprietary capital that it has previously invested in related fundraising investment projects as at 30 September 2018 with the certain Proceeds from the Issuance of RMB597,000,000.00 after the Issuance was completed and the Proceeds were put in place. As at 31 December 2018, the Company has completed all capital replacement as planned, with replaced amount of RMB597,000,000.00.

Using the Unused Proceeds to Temporarily Supplement Working Capital
In accordance with the progress of the fundraising investment projects and the payment arrangements of the Company, it is expected that RMB1,272.06 million of Proceeds will remain unused for a certain length of time. In order to improve the efficiency in the use of the Proceeds and reduce the financial expenses of the Company, after taking into account the plan for the subsequent application of Proceeds to the fundraising investment projects and the capital requirements of the Company, and pursuant to the Resolution on Application of Part of the Unused Proceeds to Temporarily Supplement Working Capital passed at the 27th meeting of the ninth session of the Board of Directors, it is agreed that the Company can use no more than RMB1,272.06 million of unused Proceeds to temporarily supplement the working capital for no more than 12 months. As at 30 June 2020, the Company has used RMB1,155.06 million of the Unused Proceeds to Temporarily Supplement Working Capital.

Other use of the Proceeds	No

Note 1.	“Total Proceeds invested for the year” include the “investment amount for the year” after the Proceeds were put in place and the actual amount used for replacement of the initial investment amount.

Note 2.	"Revenue generated during the year” should be computed on the same basis and methods as the committed revenue.

Note 3:	The aggregate amount of all items may not equal the “Total” amount due to rounding up/down.

Table 2: Details of change in the fundraising investment projects

Unit: RMB10,000

Projects after change	Original projects	Total proceeds proposed to be invested in the changed projects (1)	Planned accumulated investment amount as at the end of the period	Actual investment amount for the year	Actual accumulated investment amount (2)	Investment progress (%) (3)=(2)/(1)	Expected usable date for the projects	Revenue generated during the year	Whether the expected revenue can be reached	Whether significant changes have been made to the feasibility of changed projects

Xiegang Gas Turbine Project in Guangdong (800MW)	Xiegang Gas Turbine Project in Guangdong (800MW)	104,000.00	–	2,594.04	52,315.81	50.30	N/A	1,052.00	Yes	No
Dafeng Offshore Wind Power Project in Jiangsu (300MW)	Dafeng Offshore Wind Power Project in Jiangsu (300MW)	174,231.84	–	11,383.76	124,223.43	71.30	9 October 2019	15,494.46	Yes	No
Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	Mianchi Phoenix Mountain Wind Power Project in Henan (100MW)	24,614.56	–	302.33	17,962.42	72.97	10 May 2020	817.61	Yes	No
Longchi Wind Power Project in Anhui (100MW)	Longchi Wind Power Project in Anhui (100MW)	21,686.60	–	1,220.79	15,684.32	72.32	18 June 2019	2,161.65	Yes	No
	Yangpu Thermal Power Project in Hainan (700MW)	–	–	–	–	–	–	–	–	–
	Ruijin Coal-fired Project Phase II in Jiangxi (2,000MW)	–	–	–	–	–	–	–	–	–
Total		324,533.00	–	15,500.92	210,185.98	–	–	19,525.72	–	–

Projects after change	Original projects	Total proceeds proposed to be invested in the changed projects (1)	Planned accumulated investment amount as at the end of the period	Actual investment amount for the year	Actual accumulated investment amount (2)	Investment progress (%) (3)=(2)/(1)	Expected usable date for the projects	Revenue generated during the year	Whether the expected revenue can be reached	Whether significant changes have been made to the feasibility of changed projects

Reasons for change, decision-making process and information disclosure (for specific fundraising investment projects)
Given that the actual proceeds from non-public issuance of the Company are less than the total proceeds proposed to be invested, and on the basis of principle on fulfilling use requirements of the Proceeds and minimizing operational risks in investment projects, the Company adjusted the specific fundraising investment projects, the order of priority and the specific investment amount of each project based on the priority of each project. Based on progress in related projects, Yangpu Thermal Power Project in Hainan (700MW) and Ruijin Coal-fired Project Phase II in Jiangxi (2,000MW) are excluded from the fundraising investment Projects. Moreover, in accordance with the State-owned Assets Supervision and Administration Commission’s requirements concerning deleveraging and controlling ratio of debt/asset, the project capital ratio was adjusted to over 30%. The above resolutions were passed at the 16th meeting of the ninth session of the Board of Directors, the 8th meeting of the ninth session of the Supervisor Committee, as well as the first extraordinary general meeting for the year 2019.

Huaneng Dongguan Combined Cycle Cogeneration Limited, the implementation subject of the Xiegang Gas Turbine Project in Guangdong (800MW), introduced the investor with abundant capital, which is also in strong compatibility, synergy and complementarity with Dongguan Cogeneration. The Company’s shareholding ratio would be 80%, while the investor’s shareholding ratio would be 20%. The implementation subject for such fundraising investment project will be changed from a wholly-owned subsidiary of the Company to a controlling subsidiary of the Company. The change will not involve any adjustment to the amount of raised funds to be invested by the Company in Dongguan Cogeneration. The above resolutions were passed on the 24th meeting of the ninth session of the Board of Directors, the 13th meeting of the ninth session of the Supervisory Committee, as well as the first extraordinary general meeting for the year 2020.

Failure to reach planned stage and reasons thereof (for specific fundraising investment projects)				N/A

Details of significant change in the feasibility of changed projects				N/A

Note: The aggregate amount of all items may not equal the “Total” amount due to rounding up/down.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Huang Chaoquan

Name: Huang Chaoquan
Title:   Company Secretary

Date:     August 19, 2020